SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2022

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of the (i) Unaudited Condensed Consolidated Financial Statements of Telecom Argentina S.A. as of March 31, 2022, and (ii) Telecom Argentina S.A.’s Operating and Financial Review and Prospects as of March 31, 2022

TELECOM ARGENTINA S.A.

TELECOM ARGENTINA S.A.

Unaudited Condensed Consolidated Financial Statements as of March 31, 2022

General Hornos 690

(1272) Ciudad Autónoma de Buenos Aires

Argentina

$: Argentine peso

US$: US dollar

$111.01 = US$1 as of March 31, 2022

TELECOM ARGENTINA S.A.

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions of Argentine pesos in current currency - Note 1.d)

		March 31,	December 31,
ASSETS	Note	2022	2021
Current Assets
Cash and cash equivalents	2	21,505	23,039
Investments	2	25,082	12,519
Trade receivables	3	26,295	26,178
Other receivables	4	11,431	10,267
Inventories	5	2,251	3,616
Total current assets		86,564	75,619
Non-Current Assets
Trade receivables	3	79	84
Other receivables	4	2,137	2,420
Deferred income tax assets	13	817	764
Investments	2	3,717	3,744
Goodwill	6	440,166	440,160
Property, plant and equipment	7	506,707	523,676
Intangible assets	8	161,938	167,273
Right of use assets	9	37,545	38,785
Total non-current assets		1,153,106	1,176,906
TOTAL ASSETS		1,239,670	1,252,525
LIABILITIES
Current Liabilities
Trade payables	10	45,097	57,142
Financial debt	11	80,375	75,293
Salaries and social security payables	12	21,129	25,841
Income tax payables	13	23,176	16,165
Other taxes payables	14	5,930	4,599
Leases liabilities	15	6,048	7,115
Other liabilities	16	3,524	3,546
Provisions	17	2,096	2,491
Total current liabilities		187,375	192,192
Non-Current Liabilities
Trade payables	10	886	1,272
Financial debt	11	218,106	234,521
Salaries and social security payables	12	1,570	1,794
Deferred income tax liabilities	13	146,046	156,963
Leases liabilities	15	13,701	14,841
Other liabilities	16	1,380	1,452
Provisions	17	10,128	11,113
Total non-current liabilities		391,817	421,956
TOTAL LIABILITIES		579,192	614,148
EQUITY
Equity attributable to Controlling Company		650,675	628,429
Equity attributable to non-controlling interest		9,803	9,948
TOTAL EQUITY(See Consolidated Statements of Changes in Equity)		660,478	638,377
TOTAL LIABILITIES AND EQUITY		1,239,670	1,252,525

The accompanying notes are an integral part of these unaudited consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED INCOME STATEMENTS

(In millions of Argentine pesos in current currency, except per share data in Argentine pesos in current currency - Note 1.d)

		Three-month period ended March 31,
	Note	2022	2021
Revenues	21	117,372	128,036
Employee benefit expenses and severance payments	22	(24,218)	(23,779)
Interconnection and transmission costs		(3,587)	(4,953)
Fees for services, maintenance, materials and supplies	22	(12,532)	(14,448)
Taxes and fees with the Regulatory Authority	22	(8,975)	(9,958)
Commissions and advertising		(6,425)	(6,797)
Cost of equipment and handsets	22	(6,011)	(6,068)
Programming and content costs		(7,497)	(9,435)
Bad debt expenses	3	(3,199)	(1,608)
Other operating expenses	22	(4,237)	(4,388)
Depreciation, amortization and impairment of fixed assets	22	(39,434)	(38,246)
Operating income		1,257	8,356
Earnings from associates	2	120	127
Debt financial expenses	23	14,503	4,977
Other financial results, net	23	7,837	5,525
Income before income tax expense		23,717	18,985
Income tax	13	28	(5,007)
Net income for the period		23,745	13,978

Attributable to:
Controlling Company		23,526	13,558
Non-controlling interest		219	420
		23,745	13,978

Earnings per share attributable to Controlling Company Basic and diluted	1.c	10.92	6.30

The accompanying notes are an integral part of these unaudited consolidated financial statements.

See Note 22 for additional information on operating expenses per function.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of Argentine pesos in current currency - Note 1.d)

	Three-month period ended March 31,
	2022	2021

Net income for the period	23,745	13,978

Other comprehensive income - Will be reclassified subsequently to profit or loss
Currency translation adjustments (no effect on Income Tax)	(1,696)	36
DFI effects classified as hedges	77	96
Income Tax effects on DFI classified as hedges and others	(25)	(48)
Other comprehensive income, net of tax	(1,644)	84

Total comprehensive income for the period	22,101	14,062

Attributable to:
Controlling Company	22,246	13,600
Non-controlling interest	(145)	462
	22,101	14,062

The accompanying notes are an integral part of these unaudited consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of Argentine pesos in current currency - Note 1.d)

	Owners contribution		Reserves
	Outstanding shares Capital nominal value (1)	Inflation adjustment	Contributed Surplus	Legal	Special reserve for IFRS implementation	Facultative (2)	Other comprehensive results	Retained earnings	Equity attributable to controlling company	Equity attributable to non- controlling interest	Total Equity
Balances as of January 1, 2021	2,154	162,375	443,161	9,288	3,580	70,739	(11,147)	(10,097)	670,053	11,211	681,264
Irrevocable Call and Put Option on the shares of AVC Continente Audiovisual value adjustment	-	-	-	-	-	-	12	-	12	-	12
Comprehensive income:
Net income for the period	-	-	-	-	-	-	-	13,558	13,558	420	13,978
Other comprehensive income	-	-	-	-	-	-	42	-	42	42	84
Total Comprehensive Income	-	-	-	-	-	-	42	13,558	13,600	462	14,062

Balances as of March 31, 2021	2,154	162,375	443,161	9,288	3,580	70,739	(11,093)	3,461	683,665	11,673	695,338

Balances as of January 1, 2022	2,154	162,375	422,632	9,288	3,580	34,809	(16,385)	9,976	628,429	9,948	638,377
Comprehensive income:
Net income for the period	-	-	-	-	-	-	-	23,526	23,526	219	23,745
Other comprehensive income	-	-	-	-	-	-	(1,280)	-	(1,280)	(364)	(1,644)
Total Comprehensive Income	-	-	-	-	-	-	(1,280)	23,526	22,246	(145)	22,101

Balances as of March 31, 2022	2,154	162,375	422,632	9,288	3,580	34,809	(17,665)	33,502	650,675	9,803	660,478

(1) See Note 20

(2) Corresponds to the Facultative Reserve to maintain the capital investments level and the current level of solvency.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Argentine pesos in current currency – Note 1.d)

		Three-month period ended March 31,
	Note	2022	2021
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income for the period		23,745	13,978
Adjustments to reconcile net income to net cash flows provided by operating activities
Allowances deducted from assets		5,913	2,530
Depreciation of property, plant and equipment	7	29,954	30,831
Amortization of intangible assets	8	4,298	4,528
Amortization of rights of use assets	9	2,962	2,775
Earnings from associates	2.a	(120)	(127)
Disposals of fixed assets and consumption of materials		566	557
Financial results and others		(24,571)	(13,928)
Income tax	13	(28)	5,007
Income tax paid (*)		(721)	(451)
Net increase in assets	2.b	(9,925)	(10,863)
Net increase in liabilities	2.b	4,680	7,903
Total cash flows provided by operating activities		36,753	42,740
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Property, plant and equipment acquisitions		(22,195)	(22,359)
Intangible asset acquisitions		(580)	(661)
Proceeds from dividends	2.b	147	271
Proceeds from the sale of property, plant and equipment and intangible assets		27	5
Investments not considered as cash and cash equivalents		(15,233)	1,309
Total cash flows used in investing activities		(37,834)	(21,435)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Proceeds from financial debt	2.b	18,673	20,265
Payment of financial debt	2.b	(7,783)	(11,489)
Payment of interests and related expenses	2.b	(8,486)	(11,000)
Payments of leases liabilities	15	(1,476)	(1,838)
Total cash flows provided by (used in) from financing activities		928	(4,062)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(153)	17,243
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		23,039	32,459
NET FOREIGN EXCHANGE DIFFERENCES AND RECPAM ON CASH AND CASH EQUIVALENTS		(1,381)	(627)
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD		21,505	49,075

(*)	Three-month period ended March 31
	2022	2021
Corresponding to Controlling Company – tax withholdings	(717)	(428)
Corresponding to subsidiaries	(4)	(23)
	(721)	(451)

See Note 2.b for additional information on the consolidated statements of cash flows.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

TELECOM ARGENTINA S.A.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND 2021 (*)

(In millions of Argentine pesos in current currency, except as otherwise indicated)

(*) By convention the definitions used in the notes are in the Glossary of Terms.

TELECOM ARGENTINA S.A.

Glossary of terms

The following explanations are not technical definitions, but to assist the general reader to understand certain terms as used in these unaudited consolidated financial statements.

The Company/Telecom Argentina/Telecom: Telecom Argentina S.A.

Micro Sistemas/Pem/Cable Imagen/AVC Continente Audiovisual/Inter Radios/Personal Smarthome: Names corresponding to limited companies or limited responsibility companies that are directly or indirectly controlled according to the definition of the General Corporations Law, or were controlled by the Company, directly or indirectly: Micro Sistemas S.A.U., Pem S.A.U., Cable Imagen S.R.L., AVC Continente Audiovisual S.A., Inter Radios S.A.U., Personal Smarthome S.A.

Telecom USA/Núcleo/Personal Envíos/Tuves Paraguay/Televisión Dirigida/Adesol/Opalker: Names corresponding to foreign companies Telecom Argentina USA, Inc., Núcleo S.A.E, Personal Envíos S.A., Tuves Paraguay S.A., Televisión Dirigida S.A., Adesol S.A. and Opalker S.A., respectively, companies that are directly or indirectly controlled according to the definition of the General Corporations Law.

La Capital Cable/Ver TV/TSMA: Names corresponding to limited companies La Capital Cable S.A., Ver T.V. S.A. and Teledifusora San Miguel Arcángel S.A., respectively, companies that are directly or indirectly associates according to the definition of the General Corporations Law.

BYMA (Bolsas y Mercados Argentinos): Buenos Aires Stock Exchange.

Cablevisión: Company absorbed by Telecom since January 1, 2018, whose activities are continued by Telecom.

CAPEX: Capital expenditures.

CNDC (Comisión Nacional de Defensa de la Competencia): National Commission for the Defense of Competition.

CNV (Comisión Nacional de Valores): The Argentine National Securities Commission.

CPCECABA (Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires): The Professional Council of Economic Sciences of the City of Buenos Aires.

CVH: Cablevisión Holding S.A., controlling company of Telecom since January 1, 2018.

DFI: Derivate Financial Instruments.

D&A: Depreciation and amortization.

DNU (Decreto de Necesidad y Urgencia): Decree of Urgency issued by the Argentine Government.

ENACOM (Ente Nacional de Telecomunicaciones): The Telecommunications Regulatory Authority of Argentina.

FACPCE (Federación Argentina de Consejos Profesionales en Ciencias Económicas): Argentine Federation of Professional Councils of Economic Sciences.

Fintech: Fintech Telecom LCC, a Telecom shareholder.

Fixed assets: Includes PP&E, Intangible assets, Goodwill and Rights of use assets.

LAD (Ley Argentina Digital): Argentine Digital Law No. 27,078.

IAS: International Accounting Standards.

IASB: International Accounting Standards Board.

ICT services (Information and Communication Technology services): Services to transport and distribute signals or data, such as voice, text, video and images, provided or requested by third-party users, through telecommunications networks.

IFRS: International Financial Reporting Standards, as issued by the International Accounting Standards Board.

INDEC (Instituto Nacional de estadísticas y censos): The National Institute of statistics and cense.

LGS (Ley de General de Sociedades): Argentine Corporations Law No. 19,550 as amended. Since the enforcement of the new Civil and Commercial Code its name was changed to “General Corporations Law”.

NYSE: New York Stock Exchange.

TELECOM ARGENTINA S.A.

PEN (Poder Ejecutivo Nacional): The executive branch of the Argentine government.

PP&E: Property, plant and equipment.

RECPAM (Resultado por exposición a los cambios en el poder adquisitivo de la moneda): Inflation Adjustment Gain (Loss).

Roaming: charges from the use of networks of other national and international operators.

RT: Technical resolutions issued by the FACPCE.

RT 26: Technical resolution No, 26 issued by the FACPCE, amended by RT29 and RT43.

RMB: Official currency of Popular Republic of China.

SEC: Securities and Exchange Commission of the United States of America.

VAT: Value-Added Tax.

VLG: VLG S.A.U. (formerly VLG Argentina LLC), a company that is a shareholder of the Company and controlled by CVH.

In these unaudited consolidated financial statements, unless otherwise stated, Argentine peso amounts are stated in millions.

TELECOM ARGENTINA S.A.

NOTE 1 – BASIS OF PREPARATION OF THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of preparation and significant accounting policies

As required by the CNV, the unaudited consolidated financial statements of the Company have been prepared in accordance with RT 26 of FACPCE (and its amendments), which adopted IFRS as issued by the IASB, standards adopted by the CPCECABA.

For the preparation of these unaudited consolidated financial statements, the Company has elected to make use of the option provided by IAS 34 and has prepared them in its condensed form. Therefore, these financial statements do not include all the information required in an annual financial statement and, consequently, they must be read jointly with the annual financial statements as of December 31, 2021, which can be consulted at the Company’s website (https://institucional.telecom.com.ar/inversores/informacionfinanciera.html). Therefore, these unaudited consolidated financial statements were prepared following the same accounting policies as in the most recent annual financial statements.

These unaudited consolidated financial statements were prepared including in the consolidation process the following companies:

Company	Main Activity	Country	Telecom Argentina’s direct/indirect interest in capital stock and votes
Núcleo	Mobile telecommunications Services	Paraguay	67.50%
Personal Envíos	Mobile financial services	Paraguay	67.50%
Tuves Paraguay	Distribution of television and audio signals direct to home services	Paraguay	67.50%
Micro Sistemas	Services related to the use of electronic payment media	Argentina	100.00%
Pem	Investment	Argentina	100.00%
Cable Imagen	Closed-circuit television	Argentina	100.00%
Televisión Dirigida	Cable television services	Paraguay	100.00%
Adesol (a)	Holding	Uruguay	100.00%
AVC Continente Audiovisual	Broadcasting services	Argentina	100.00%
Inter Radios	Broadcasting services	Argentina	100.00%
Telecom USA	Telecommunication services	USA	100.00%
Personal Smarthome S.A.	Security solutions and services	Argentina	100.00%
Opalker S.A.	Cybersecurity and related services	Uruguay	100.00%

(a)	Includes the 100% interest in Telemas S.A., which holds interests in the following special-purpose entities: Audomar S.A., Bersabel S.A., Dolfycor S.A., Reiford S.A., Space Energy S.A., Tracel S.A. and Visión Satelital S.A.

The preparation of these unaudited consolidated financial statements in accordance with IFRS requires that the Company’s Management make estimates that affect the figures disclosed in the financial statements or its complementary information. Actual results may differ from these estimates.

These unaudited consolidated financial statements were prepared in current currency as of March 31, 2022 (see item d) on an accrual basis of accounting (except for the statement of cash flows). Under this basis, the effects of transactions are recognized when they occur. Therefore, income and expenses are recognized at fair value on an accrual basis regardless of when they are received or paid. When significant, the differences between the fair value and the nominal amount of income and expenses are recognized as finance income or expense using the effective interest method.

The figures as of December 31, 2021 and for the three-month period ended on March 31, 2021, which are disclosed in these unaudited consolidated financial statements for comparative purposes, are a result of restating the financial statements as of such dates to values in constant currency as of March 31, 2022. This is as consequence of the restatement process of the financial information described in point d). When applicable, certain reclassifications were made for comparative purposes.

These unaudited consolidated financial statements as of March 31, 2022, were approved by resolution of the Board of Directors’ meeting held on May 10, 2022.

TELECOM ARGENTINA S.A.

These unaudited consolidated financial statements contain all disclosures required under IAS 34. Some additional disclosures required by the LGS and/or by the CNV have been also included.

b)	Segment information

An operating segment is defined as a component of an entity that engages in business activities from which it may earn revenues and incur expenses, and whose financial information is available, held separately, and evaluated regularly by the chief operating decision maker. In the case of the Company, the Executive Committee and the Chief Executive Officer (“CEO”) are responsible for controlling recourses and for the economic and financial performance of Telecom.

The Executive Committee and the CEO have a strategic and operational vision of Telecom as a single business unit in Argentina, according to the current regulatory context of the converged ICT services industry (adding to the same segment the activities related to the mobile services, internet services, cable television services and fixed telephony services, services governed by the same regulatory framework of ICT services). To exercise its functions, both the Executive Committee and the CEO receive periodically the economic and financial information of Telecom Argentina and its subsidiaries (in currency of the date of each transaction), that is prepared as a single segment, and evaluate the evolution of business as a results generation unit, administrating the resources in a unique way to achieve the objectives. Regarding costs, they are not specifically appropriated to a type of service, considering that the Company has a single payroll and general operating expenses that affect all services in general (non-specific). On the other hand, decisions on CAPEX affect all the types of services provided by Telecom in Argentina and not specifically one of them. Based on what was previously described and under the accounting principles established in IFRS as issued by the IASB, it was defined that the Company has a single segment of operations in Argentina.

Telecom carries out activities abroad (Paraguay, United States of America and Uruguay). These operations are not analyzed as a separate segment by the Executive Committee and the CEO, who analyze the consolidated information of companies in Argentina and abroad (in currency of the date of each transaction), considering that the activities of foreign companies are not significant for Telecom. The operations that Telecom carries out abroad do not meet the aggregation criteria established by the standard to be grouped within the “Services rendered in Argentina” segment, and considering that they do not exceed any of the quantitative thresholds identified in the standard to qualify as reportable segments, they are grouped within the category “Other abroad segments”.

The Executive Committee and the CEO evaluate the profitability for each reportable segment based on the measure of the Adjusted EBITDA. Adjusted EBITDA is defined as our net (loss) income less income taxes, financial results, Earnings (losses) from associates, depreciation, amortization and impairment of fixed assets.

Presented below is the Segment financial information as analyzed by the Executive Committee and the CEO for the three-month period ended March 31, 2022 and 2021:

❑	Consolidated Income Statement as of March 31, 2022

	Services rendered in Argentina	Services rendered in Argentina – Inflation restatement	Services rendered in Argentina restated for inflation	Other abroad segments	Other abroad segments – Inflation restatement	Other abroad segments restated for inflation	Eliminations	Total
Revenues	103,727	6,389	110,116	7,347	434	7,781	(525)	117,372
Operating costs without depreciation, amortization and impairment of fixed assets	(66,969)	(5,494)	(72,463)	(4,482)	(261)	(4,743)	525	(76,681)
Adjusted EBITDA	36,758	895	37,653	2,865	173	3,038	-	40,691

Depreciation, amortization and impairment of fixed assets								(39,434)
Operating loss								1,257
Earnings from associates								120
Debt financial expenses								14,503
Other financial results, net								7,837
Income before income tax expense								23,717
Income tax								28
Net Income								23,745

Attributable to:
Controlling Company								23,526
Non-controlling interest								219
								23,745

TELECOM ARGENTINA S.A.

❑	Consolidated Income Statement as of March 31, 2021

	Services rendered in Argentina	Services rendered in Argentina – Inflation restatement	Services rendered in Argentina restated for inflation	Other abroad segments	Other abroad segments – Inflation restatement	Other abroad segments restated for inflation	Eliminations	Total
Revenues	73,563	45,489	119,052	5,937	3,658	9,595	(611)	128,036
Operating costs without depreciation, amortization and impairment of fixed assets	(45,933)	(30,224)	(76,157)	(3,645)	(2,243)	(5,888)	611	(81,434)
Adjusted EBITDA	27,630	15,265	42,895	2,292	1,415	3,707	-	46,602

Depreciation, amortization and impairment of fixed assets								(38,246)
Operating loss								8,356
Earnings from associates								127
Debt financial expenses								4,977
Other financial results, net								5,525
Income before income tax expense								18,985
Income tax								(5,007)
Net Income								13,978

Attributable to:
Controlling Company								13,558
Non-controlling interest								420
								13,978

Additional information per geographical area required under IFRS 8 (Operating Segments) is disclosed below:

	As of March 31		As of December 31
	2022	2021	2021
Sales revenues from customers located in Argentina	109,716	118,661	n/a
Sales revenues from foreign customers	7,656	9,375	n/a

CAPEX corresponding to the segment “Services rendered in Argentina”	15,061	20,558	n/a
CAPEX corresponding to the segment “Other abroad segments”	1,475	1,476	n/a

Fixed assets corresponding to the segment “Services rendered in Argentina”	1,109,828	n/a	1,130,884
Fixed assets corresponding to the segment “Other abroad segments”	36,528	n/a	39,010

Financial Debt corresponding to the segment “Services rendered in Argentina”	290,542	n/a	301,088
Financial Debt corresponding to the segment “Other abroad segments”	7,939	n/a	8,726

c)	Net earnings per share

Basic earnings per share is calculated by dividing the net income attributable to owners of the Parent Company by the weighted average number of ordinary shares outstanding during the period. On the other hand, diluted earnings per share is computed by dividing the net income for the period by the weighted average number of common shares issued and to be potentially issued at the end of the period. Since the Company has no dilutive potential common stock outstanding, basic and dilutive earnings per share amounts are the same.

For the three-month period ended March 31, 2022 and 2021, the weighted average number of shares outstanding amounted to 2,153,688,011.

d)	Financial reporting in hyperinflationary economies

IAS 29 establishes the conditions under which an entity shall restate its financial statements if it operates in an economic environment considered hyperinflationary.

To determine the existence of a highly inflationary economy under the terms of IAS 29, the standard details a series of characteristics to consider, including a cumulative inflation rate over three years that approximates or exceeds 100%.

TELECOM ARGENTINA S.A.

The macroeconomic events that have taken place in the country during the year 2018 and the three-year accumulated inflation rate as of December 31, 2018, that reached 147.8%, evidenced compliance with the qualitative and quantitative factors provided for in IAS 29 to consider Argentina as a highly inflationary economy for accounting purposes. On the other hand, the FACPCE issued Resolution No. 539/18 on September 29, 2018 in which defined the need to restate the financial statements of Argentine companies for reporting periods ended after July 1, 2018, establishing specific issues in relation to the inflation restatement such as, for example, the indexes to be used (Resolution approved on October 10, 2018, by the CPCECABA through Resolution No. 107/18).

In addition, Law No. 27,468 amended Section 10 of Law No. 23,928, and its amendments, providing that the repeal of all the laws and regulations that establish or authorize price indexation, currency restatement, cost variation or any other form of restatement of debts, taxes, prices or fees related to goods, works in progress or services, does not apply to financial statements, which remain subject to Section 62 of the General Associations Law, as amended. In addition, it repealed Decree No. 1,269/02, as amended, and delegated to the PEN, through its oversight agencies, the power to set the date as from which those regulations will come into effect in relation to the financial statements that are presented to them.

Therefore, through Resolution No. 777/18, the CNV established the method to restate financial statements in current currency in accordance with IAS 29 for years/periods ended since December 31, 2018. Therefore, these unaudited consolidated financial statements are restated in current currency of March 31, 2022.

In relation to the inflation index to be used, according to Resolution No. 539/18, it was determined according to the Internal Wholesale Price Index (IWPI) until the year 2016, considering for the months of November and December 2015 the average variation of the Consumer Price Index (CPI) of the Autonomous City of Buenos Aires. Then, from January 2017, the National Consumer Price Index (National CPI) was considered.

The table below shows the evolution of such indexes in the last two years and as of March 31, 2022 and 2021 according to official statistics (INDEC) in accordance with Resolution No. 539/18 and the devaluation of the Argentine peso vs. de US dollar for the same years / periods:

	As of December 31, 2020	As of March 31, 2021	As of December 31, 2021	As of March 31, 2022

National Consumer Price Index (December 2016=100)	385.88	435.87	582.46	676.06

Variation in Prices
Annual	36.1%	42.6%	50.9%	55.1%
Accumulated 3 months	n/a	13.0%	n/a	16.1%

Banco Nación US$/$ exchange rate	84.15	92.00	102.72	111.01

Variation in the exchange rate
Annual	40.5%	42.7%	22.1%	20.7%
Accumulated 3 months	n/a	9.3%	n/a	8.1%

The Company followed the same restatement policies for items identified in the annual consolidated financial statements as of December 31, 2021.

e)	New Standards and Interpretations issued by the IASB

New Standards and Interpretations issued by the IASB applied by the Company

A number of amended standards became applicable for the current reporting period. The Company did not have to change its accounting policies or make retrospective adjustments as a result of adopting these amended standards.

TELECOM ARGENTINA S.A.

NOTE 2 – CASH AND CASH EQUIVALENTS AND INVESTMENTS. ADDITIONAL INFORMATION ON THE CONSOLIDATED STATEMENTS OF CASH FLOWS

a)	Cash and cash equivalents and Investments

	March 31,	December 31,
Cash and cash equivalents	2022	2021
Cash and Banks	15,323	15,276
Time deposits	5,684	4,158
Mutual funds	498	3,605
Total cash and cash equivalents	21,505	23,039
Investments
Current
Government bonds at fair value	23,804	12,422
Mutual funds	1,278	97
Total current investments	25,082	12,519
Non- current
Investments in associates (a)	3,716	3,743
2003 Telecommunications Fund	1	1
Total non-current investments	3,717	3,744

(a)	Information on Investments in associates is detailed below:

Financial position information:

Companies	Main activity	Country	Percentage of capital stock owned and voting rights	Valuation as of 03.31.2022	Valuation as of 12.31.2021
Ver TV. (1)	Cable television station	Argentina	49.00	2,328	2,332
TSMA (1) (2) (3)	Cable television station	Argentina	50.10	782	796
La Capital Cable (1) (2)	Closed-circuit television	Argentina	50.00	606	615
Total				3,716	3,743

(1)	Data about the issuer arises from extra-accounting information.

(2)	Direct and indirect interest.

(3)	Despite owning a percentage higher than a 50% of interest, the Company does not have the control in accordance with the requirements of IFRS.

Earnings information:

	Three-month period ended March 31,
	2022	2021
Ver TV	112	104
TSMA	17	20
La Capital Cable	(9)	3
Total	120	127

b)	Additional information on the consolidated statements of cash flows

Changes in assets/liabilities components:

	March 31,
Net (increase) decrease in assets	2022	2021
Trade receivables	(6,846)	(6,648)
Other receivables	(3,684)	(3,602)
Inventories	605	(613)
	(9,925)	(10,863)
Net increase (decrease) in liabilities
Trade payables	3,749	7,596
Salaries and social security payables	(1,102)	(1,950)
Other taxes payables	853	1,956
Other liabilities and provisions	1,180	301
	4,680	7,903

TELECOM ARGENTINA S.A.

Main Financing activities components

The following table presents the main financing activities components:

	March 31,
	2022	2021
Bank overdrafts	5,073	-
Notes	4,805	20,248
Bank and other financial entities loans	7,974	-
Loans for purchase of equipment	821	17
Total financial debt proceeds	18,673	20,265
Bank overdrafts	-	(200)
Notes	(28)	(5,151)
Bank and other financial entities loans	(6,729)	(5,052)
Loans for purchase of equipment	(1,026)	(1,086)
Total payment of debt	(7,783)	(11,489)
Bank overdrafts	(1,254)	(467)
Notes	(4,224)	(5,723)
Bank and other financial entities loans	(2,451)	(3,761)
By DFI, purchase of equipment and others	(557)	(1,049)
Total payment of interest and related expenses	(8,486)	(11,000)

Main non-cash operating transactions

Main non-cash operating transactions and that were eliminated from the consolidated statement of cash flows are the following:

	March 31,
	2022	2021
PP&E and intangible assets acquisition financed with accounts payable	13,699	26,627
Trade payables cancelled with financial debt	1,540	797
Trade receivables cancelled with government bonds	-	95
Social security payables cancelled with government bonds	-	1,526

Dividends proceeds

Brief information on dividends proceeds by the Company is provided below:

Three-month period ended March 31,	Associate Company	Dividends collected
		Currency of the transaction date	Current currency as of March 31, 2022
2022	Ver TV	104	116
	TSMA	28	31
			147
2021	Ver TV	109	177
	TSMA	57	94
			(*) 271

(*) Includes $14 corresponding to dividends distributed during 2020.

NOTE 3 – TRADE RECEIVABLES

	March 31,	December 31,
Current Trade receivables	2022	2021
Ordinary receivables	37,213	37,331
Companies under section 33 - Law No. 19,550 and related parties (Note 24.c)	189	211
Contractual asset IFRS 15	17	5
Allowance for doubtful accounts	(11,124)	(11,369)
	26,295	26,178
Non-current trade receivables
Ordinary receivables	74	77
Contractual asset IFRS 15	5	7
	79	84
Total trade receivables, net	26,374	26,262

TELECOM ARGENTINA S.A.

Movements in the allowance for current doubtful accounts are as follows:

	March 31,
	2022	2021
At the beginning of the fiscal year	(11,369)	(17,677)
Increases – Bad debt expenses	(3,199)	(1,608)
Uses	1,831	2,644
RECPAM and currency translation adjustments	1,613	2,056
At the end of the period	(11,124)	(14,585)

NOTE 4 – OTHER RECEIVABLES

	March 31,	December 31,
Current other receivables	2022	2021
Prepaid expenses	7,420	5,925
Guarantee of financial operations	1,059	2,223
Tax credits	1,405	985
Companies under section 33 - Law No. 19,550 and related parties (Note 24.c)	256	266
Receivables from sale of customer relationship	29	22
Financial DFI	6	-
Other	1,633	1,274
Allowance for other receivables	(377)	(428)
	11,431	10,267
Non-current other receivables
Prepaid expenses	1,797	1,940
Receivables from sale of customer relationship	20	24
Tax credits	2	2
Other	318	454
	2,137	2,420
Total other receivables, net	13,568	12,687

Movements in the allowance for current other receivables are as follows:

	March 31,
	2022	2021
At the beginning of the year	(428)	(583)
Increases	(15)	-
Decreases	8	-
RECPAM and currency translation adjustments	58	47
At the end of the period	(377)	(536)

NOTE 5 – INVENTORIES

	March 31, 2022	December 31, 2021

Mobile handsets and others	2,618	2,948
Inventories for construction projects	9	1,043
Subtotal	2,627	3,991
Allowance for obsolescence of inventories	(376)	(375)
Total inventories	2,251	3,616

Movements in the allowance for obsolescence of inventories are as follows:

	March 31,
	2022	2021
At the beginning of the year	(375)	(445)
Increases	(12)	(64)
Decreases	11	34
At the end of the period	(376)	(475)

NOTE 6 – GOODWILL

	March 31,	December 31,
	2022	2021
Argentina	439,147	439,147
Abroad (1)	1,019	1,013
Total goodwill	440,166	440,160

(1)	The increase in the amounts with respect to balance as of December 31, 2021 corresponds to temporary currency translation adjustments.

TELECOM ARGENTINA S.A.

NOTE 7 – PROPERTY, PLANT AND EQUIPMENT

	March 31, 2022	December 31, 2021

PP&E	514,831	531,039
Valuation allowance for obsolescence and impairment of materials	(5,583)	(5,483)
Impairment allowance of PP&E	(2,541)	(1,880)
Total property, plant and equipment	506,707	523,676

Movements in PP&E (without allowance for obsolescence and impairment of materials and impairment allowance of PP&E) are as follows:

	March 31,
	2022	2021
At the beginning of the year	531,039	568,128
CAPEX	15,832	21,344
Currency translation adjustments	(1,848)	1,272
Net carrying value of decreases and consumption of materials	(238)	(374)
Depreciation of the period	(29,954)	(30,831)
At the end of the period	514,831	559,539

Movements in the valuation allowance for obsolescence and impairment of materials are as follows:

	March 31,
	2022	2021
At the beginning of the year	(5,483)	(4,562)
Increases	(107)	(637)
Currency translation adjustments	7	(8)
At the end of the period	(5,583)	(5,207)

Movements in the impairment allowance of PP&E are as follows:

	March 31,
	2022	2021
At the beginning of the year	(1,880)	(1,422)
Increases	(1,020)	(127)
Uses	359	68
At the end of the period	(2,541)	(1,481)

NOTE 8 – INTANGIBLE ASSETS

	March 31,	December 31,
	2022	2021
Intangible assets	168,414	178,445
Impairment allowance	(6,476)	(11,172)
Total intangible assets	161,938	167,273

Movements in Intangible assets (without considering the impairment allowance) are as follows:

	March 31,
	2022	2021
At the beginning of the year	178,445	193,178
CAPEX	704	690
Currency translation adjustments	(181)	154
Net carrying value of decreases	(6,256)	-
Amortization of the period	(4,298)	(4,528)
At the end of the period	168,414	189,494

Movements in Impairment allowance of intangible assets are as follows:

	March 31,
	2022	2021
At the beginning of the year	(11,172)	(10,927)
Increases (Note 27.1.b)	(1,560)	(51)
Decreases	6,256	-
At the end of the period	(6,476)	(10,978)

TELECOM ARGENTINA S.A.

NOTE 9 – RIGHT OF USE ASSETS

	March 31,	December 31,
	2022	2021
Leases rights of use
- Sites	24,811	25,481
- Real estate and others	4,683	5,042
- Poles	2,101	2,186
Indefeasible right of use	1,172	1,230
Asset retirement obligations	4,778	4,846
Total rights of use assets	37,545	38,785

Movements in right of use assets are as follows:

	March 31,
	2022	2021
At the beginning of the year	38,785	31,136
CAPEX	2,247	8,245
Net carrying value of decreases	(328)	(183)
Currency translation adjustments	(197)	112
Amortization of the period	(2,962)	(2,775)
At the end of the period	37,545	36,535

NOTE 10 – TRADE PAYABLES

	March 31, 2022	December 31, 2021
Current
Suppliers and commercial accruals	43,890	55,730
Funds to be paid to clients	24	6
Companies under Sect. 33–Law No. 19,550 and Related Parties (Note 24.c)	1,183	1,406
	45,097	57,142
Non-current
Suppliers and commercial accruals	886	1,272
	886	1,272
Total trade payables	45,983	58,414

NOTE 11 – FINANCIAL DEBT

	March 31,	December 31,
Current	2022	2021
Bank overdrafts – principal	17,011	14,142
Bank and other financial entities loans – principal	38,339	37,812
Notes – principal	1,219	-
DFI	33	215
Loans for purchase of equipment	3,910	4,172
Interest and related expenses	19,863	18,952
	80,375	75,293
Non-current
Notes – principal	125,674	129,259
Bank and other financial entities loans – principal	60,307	67,024
Loans for purchase of equipment	4,146	4,546
Interest and related expenses	27,979	33,692
	218,106	234,521
Total financial debt	298,481	309,814

Movements in Financial debt are as follows:

	Balances at the beginning of the year	Cash Flows	Accrued interests	Exchange differences, currency translation adjustments and others	Balances as of March 31, 2022
Bank overdrafts	14,142	5,073	-	(2,204)	17,011
Bank and other financial entities loans – principal	104,836	1,245	-	(7,435)	98,646
Notes – principal	129,259	4,777	-	(7,143)	126,893
DFI	215	(766)	-	584	33
Loans for purchase of equipment	8,718	(205)	-	(457)	8,056
Interests and related expenses	52,644	(8,024)	200	3,022	47,842
Total as of March 31,2022	309,814	2,100	200	(*) (13,633)	298,481

Total as of March 31,2021	350,746	(2,224)	4,065	(7,480)	345,107

(*) Includes $1,540 of loans that do not represent cash movement.

TELECOM ARGENTINA S.A.

Most of the bank and other financing entities loans subscribed by the Company contain compliance ratios which are usual for this kind of agreements. As of March 31, 2022, Telecom has complied with them.

Recent developments of Financial debt as of the date of these unaudited consolidated financial statements are detailed below:

Telecom Argentina

Global Programs for the issuance of Notes

In connection with the Notes Global Program for a maximum outstanding amount of US$3,000 million or its equivalent in other currencies, the Company announced the subscription of new series of notes. The amount of the Notes finally issued and its main characteristics are detailed below:

Series	Currency	Amount involved (in millions)	Issuance date	Maturity date	Amortization	Interest rate	Interest payment date	Unpaid portion (in millions)
12	U$S	US$ 22.7	03/09/2022	03/09/2027	In one installment at maturity date	Annual fixed rate of 1.00%.	Quarterly basis	$2,509
13	$	$ 2,347.5	03/09/2022	09/09/2023	In one installment at maturity date	Variable annual rate (Badlar plus spread of 1.5%)	Quarterly basis	$2,391

Bank and other financing entities loans

Banco Santander Río Loan

On March 9, 2022, the Company entered into a loan agreement with Santander Río Bank S.A. for a total amount of $3,500, maturing on March 9, 2023 and bearing interest at a fixed rate of 44.50%. The principal amount will be fully amortized in a single installment on the maturity date.

China Development Bank Shenzhen Branch (“CDB”) Loan

During the first quarter of 2022 the Company has subscribed new tranches for a total of RMB 120.4 million, equivalent to $2,062 million.

On April 28, 2022 the Company has subscribed a new tranche for a total of RMB 33.7 million, equivalent to $602 million.

Industrial and Commercial Bank of China (Argentina) S.A.U. (“ICBC”) Loan

On January 21, 2022, the Company repaid the remaining balance of a loan agreement with ICBC Bank for $69 ($67 of principal and $2 of interest).

BBVA Argentina Bank S.A. Loans (“BBVA”)

During March 2022, the Company subscribed two loan agreements with BBVA for a total amount of $1,000 and $1,500, respectively. Total principal will be settled by one installment at maturity dates, which will be on March 10, 2023 and May 17, 2023, respectively. The loans bear interest that will be paid in a monthly basis from its issuance dates until its maturity dates at a fixed rate of 43.9% and 44.85%.

Loans for purchase of equipment

Cisco Systems Capital Corporation

During the first quarter of 2022, the Company had additions for US$8.6 million, equivalent to $907, due in February and March 2026.

In April, 2022, the Company had additions for US$3.1 million, equivalent to $352 million, due in May 2026.

Export Development Canada (EDC)

On January 3, 2022, the Company submitted a proposal for an export credit line for a total amount of up to US$23.4 million to the following entities: (i) JPMorgan Chase Bank, N.A., as initial lender, residual risk guarantor and agent of the facility, (ii) JPMorgan Chase Bank, N.A., Buenos Aires branch as an onshore custody agent, and (iii) JPMorgan Chase Bank, N.A. and EDC as lead co-organizers, which was accepted on the same date.

The line of credit is guaranteed by EDC, the official export credit agency of Canada.

The funds received will be used to finance up to 85% of the value of certain imported goods and services, up to 50% of the value of certain national goods and services and the total payment of the EDC surplus equivalent to 14.41% of the total amount committed by the lenders under the line of credit.

TELECOM ARGENTINA S.A.

As of the date of these unaudited consolidated financial statements, the Company has not received any disbursement related to the aforementioned credit line.

Finnvera

On March 31, 2022, the Company received a disbursement for a total amount of US$11.4 million (US$9.7 million were received, because US$1.7 million corresponding to the premium equivalent to 14.41% of the total amount committed by the lenders under the credit line were deducted from the initial disbursement). With this disbursement, the total amount committed for this line of credit is completed.

NOTE 12 – SALARIES AND SOCIAL SECURITY PAYABLES

	March 31,	December 31,
Current	2022	2021
Salaries, annual complementary salaries, vacation, bonuses and their social security payables	19,710	24,196
Termination benefits	1,419	1,645
	21,129	25,841
Non-current
Termination benefits	1,570	1,794
	1,570	1,794
Total salaries and social security payables	22,699	27,635

NOTE 13 – INCOME TAX PAYABLE AND DEFERRED INCOME TAX ASSETS/LIABILITIES

Income tax payable, net is presented below:

	March 31,
	2022	2021
Income tax provision	29,597	21,624
Withholdings and advance payments for income tax	(6,421)	(5,459)
Income tax payable, net	23,176	16,165

Income tax payable by company is presented below:

	March 31,
	2022	2021
Telecom	22,941	15,976
Núcleo	137	124
Adesol	80	56
Telecom USA	9	1
Pem	9	8
	23,176	16,165

Deferred Income tax assets and liabilities, net and the actions for recourse tax receivable are presented below:

	March 31,	December 31,
	2022	2021
Tax loss carryforward	(244)	(230)
Allowance for doubtful accounts	(6,103)	(6,072)
Provisions	(2,963)	(3,242)
PP&E and Intangible assets	139,112	140,234
Cash dividends from foreign companies	1,579	1,608
Income tax inflation adjustment deferral effect	16,572	26,921
Other deferred tax liabilities (assets), net	(1,835)	(1,988)
Total deferred tax liabilities, net	146,118	157,231
Actions for recourse tax receivable	(889)	(1,032)
Total deferred tax liability, net	145,229	156,199

Net deferred tax assets	(817)	(764)
Net deferred tax liabilities	146,046	156,963

As of March 31, 2022, some subsidiaries have cumulative Tax loss carryforward of approximately $837, that calculated considering statutory income tax rate, represents a deferred tax asset of approximately $244.

The detail of the maturities of estimated Tax loss carryforward is disclosed below:

TELECOM ARGENTINA S.A.

Company	Tax loss carryforward generation year	Tax loss carryforward amount as of 03.31.2022	Tax loss carryforward expiration year
Inter Radios	2018	4	2023
Telemás (*)	2019	480	2024
Micro Sistemas	2021	230	2026
Micro Sistemas	2022	114	2027
AVC	2021	5	2026
AVC	2022	4	2027
		837

(*) This company is consolidated in the financial statements of Adesol.

Income tax expense differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	March 31,
	2022	2021
	Profit (loss)
Pre-tax income	23,717	18,985
Non-taxable items – Earnings from associates	(120)	(127)
Non-taxable items – Other	136	(172)
Restatement in current currency of Equity, goodwill and other	41,886	38,113
Subtotal	65,619	56,799
Weighted statutory income tax rate	34.89%	24.75%
Income tax expense at weighted statutory tax rate	(22,892)	(14,058)
Deferred tax liability restatement in current currency and other	29,937	18,038
Income tax inflation adjustment	(6,823)	(8,644)
Income tax on cash dividends of foreign companies	(194)	(343)
Income tax	28	(5,007)

Current tax expense	(10,967)	(161)
Deferred tax expense	10,995	(4,846)
	28	(5,007)

Income Tax – Inflation Adjustment for Tax Purposes

Given the judicial precedents detailed in Note 15 to the consolidated financial statements as of December 31, 2021 (section “Income tax – Actions for recourse filed with the Tax Authority”) related to the different mechanisms used to recognize the effect of inflation in the assessment of income tax, on May 6, 2022, the Company filed the Income Tax affidavit for fiscal year 2021, considering the deduction of the restatement of the tax amortizations of all its fixed assets and intangible assets in accordance with the provisions of articles 87 and 88 of the Income Tax Law and allocating the computable tax loss carryforward from previous years in accordance with the update mechanism provided for in article 25 of the mentioned law.

This, given the fact that the relationship that arises between the tax determined without the full application of the aforementioned adjustment mechanisms for tax inflation and the actual result subject to tax for the year, causes the application of an effective tax rate for the year 2021 which is confiscatory. If the Company does not resort to the full application of the adjustment mechanisms for tax inflation, a tax would be determined whose effective rate would consume 100% of the Company’s income and would even reach its own generating capital, yielding an effective rate that amounts to 146.6%, which would exceed any reasonable tax limit, thus setting up a case of confiscation that seriously damages their constitutional rights and guarantees.

Therefore, on the occasion of the presentation of the Income Tax affidavit for the fiscal period 2021, the Company made a presentation to AFIP, under the protection of the fiscal secrecy provided in the procedural law, in order to preserve its rights in a framework of transparency in its actions.

As a consequence of the foregoing, the income tax charge for the period includes a lower charge of $7,517 million, determined considering the weighting of the probability of occurrence of certain variables according to the aforementioned jurisprudential precedents.

Due to the fact that the evaluation of whether or not a situation of confiscatory tax burden arises can only be carried out at the end of each fiscal year, the Company has not applied this criterion in the calculation of assets and liabilities for deferred income tax, nor in the estimation of the tax charge for the three-month period ended March 31, 2022.

It should be noted that, if new information became available, the Company may modify its judgments in relation to recognized tax liabilities, in which case such changes would impact on the income tax for the period in which such assessment is made.

The Company’s Management, with the assistance of its legal and tax advisors, believes that the arguments presented to AFIP in such reimbursement claims follow the same criteria as those considered by the Argentine Supreme Court in the precedents cited above, among others. Therefore, the Company believes that it has strong grounds to defend the criteria applied.

TELECOM ARGENTINA S.A.

NOTE 14 –OTHER TAXES PAYABLES

	March 31,	December 31,
Current	2022	2021
Other national taxes	4,808	3,876
Provincial taxes	520	130
Municipal taxes	602	593
Total taxes payables	5,930	4,599

NOTE 15 – LEASES LIABILITIES

	March 31,	December 31,
	2022	2021
Current
Argentina	5,909	6,431
Abroad	139	684
	6,048	7,115
Non- current
Argentina	11,827	13,460
Abroad	1,874	1,381
	13,701	14,841
Total leases liabilities	19,749	21,956

Movements in Leases liabilities are as follows:

	March 31,
	2022	2021
At the beginning of the fiscal year	21,956	18,050
Increases (*)	2,247	8,246
Financial results, net (**)	914	1,272
Cash Flows	(1,476)	(1,838)
RECPAM and currency translation adjustments	(3,892)	(2,818)
At the end of the period	19,749	22,912

(*) Included in Rights of use assets acquisitions.

(**) Included in Other exchange differences and Other interests, net and other investments results.

NOTE 16 – OTHER LIABILITIES

	March 31,	December 31,
Current	2022	2021
Deferred revenues on prepaid credit	1,810	1,999
Deferred revenues on connection fees and international capacity leases	1,339	1,121
Other	375	426
	3,524	3,546
Non-current
Pension benefits	773	692
Deferred revenues on connection fees and international capacity leases	594	751
Other	13	9
	1,380	1,452
Total other liabilities	4,904	4,998

NOTE 17 – PROVISIONS

Movements in Provisions are as follows:

	Balances as of December 31, 2021	Additions		Reclassifications	Payments	RECPAM and currency translation adjustments	Balances as of March 31, 2022
		Capital (i)	Interest (ii)
Current
Provisions	2,491	56	-	374	(504)	(321)	2,096
Total current provisions	2,491	56	-	374	(504)	(321)	2,096
Non- Current
Provisions	7,090	391	23	(374)	-	(466)	6,664
Asset retirement obligations	4,023	-	-	-	-	(559)	3,464
Total non-current provisions	11,113	391	23	(374)	-	(1,025)	10,128

Total provisions	13,604	447	23	-	(504)	(1,346)	12,224

TELECOM ARGENTINA S.A.

	Balances as of December 31, 2020	Additions		Reclassifications	Payments	RECPAM and currency translation adjustments	Balances as of March 31, 2021
		Capital (iii)	Interest (ii)
Current
Provisions	2,832	2	-	116	(318)	(88)	2,544
Total current provisions	2,832	2	-	116	(318)	(88)	2,544
Non- Current
Provisions	7,850	219	(17)	(116)	-	(699)	7,237
Asset retirement obligations	5,224	1	402	-	-	(611)	5,016
Total non-current provisions	13,074	220	385	(116)	-	(1,310)	12,253

Total provisions	15,906	222	385	-	(318)	(1,398)	14,797

(i)	Charged to Other operating expenses.

(ii)	Charged to Other financial results, net - Other interests, net and other investments results.

(iii)	$226 charged to Other operating expenses and ($4) charged to Other comprehensive income.

NOTE 18 – ADDITIONAL INFORMATION

Financial assets and liabilities denominated in foreign currencies

Financial assets and liabilities denominated in foreign currencies as of March 31, 2022 and December 31, 2021 are the following:

	03.31.2022	12.31.2021
	In equivalent millions of Argentine pesos
Assets	27,601	23,178
Liabilities	(248,833)	(271,586)
Net Liabilities	(221,232)	(248,408)

In order to reduce this net position (debt) in foreign currency, Telecom has DFI as of March 31, 2022 amounting to US$45 million, therefore the net liability not hedged amounts to approximately US$1,947 million as of that date.

Offsetting of financial assets and financial liabilities in scope of IFRS 7

The information required by the amendment to IFRS 7 as of March 31, 2022 and December 31, 2021 is as follows:

	As of March 31, 2022
	Trade receivables	Other receivables	Trade payables	Other liabilities
Current and noncurrent assets (liabilities) - Gross value	28,503	2,927	(48,112)	(526)
Offsetting	(2,129)	(413)	2,129	413
Current and noncurrent assets (liabilities) – Book value	26,374	2,514	(45,983)	(113)

	As of December 31, 2021
	Trade receivables	Other receivables	Trade payables	Other liabilities
Current and noncurrent assets (liabilities) - Gross value	28,306	3,734	(60,458)	(544)
Offsetting	(2,044)	(399)	2,044	399
Current and noncurrent assets (liabilities) – Book value	26,262	3,335	(58,414)	(145)

Telecom and its subsidiaries offset the financial assets and liabilities to the extent that such offsetting is provided by agreements and provided that Telecom has the intention to make such offsetting, in accordance with requirements established in IAS 32. The main financial assets and liabilities offset correspond to transactions with other national and international operators including interconnection, carriers and Roaming (being offsetting a standard practice in the telecommunications industry at international level that Telecom and its subsidiaries apply regularly). Offsetting is also applied to transactions with agents.

Fair value hierarchy and other disclosures

The measurement at fair value of the financial instruments of Telecom are classified according to the three levels set out in IFRS 13:

-	Level 1: Fair value determined by quoted prices (unadjusted) in active markets for identical assets or liabilities.

-	Level 2: Fair value determined based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (e.g. as prices) or indirectly (e.g. derived from prices).

-	Level 3: Fair value determined by unobservable inputs where the reporting entity is required to develop its own assumptions.

Financial assets and liabilities recognized at fair value as of March 31, 2022 and December 31, 2021, and the level of hierarchy are listed below:

TELECOM ARGENTINA S.A.

March 31, 2022	Level 1	Level 2	Total
Assets
Current Assets
Mutual Funds (1)	2,835	-	2,835
Investments: Government bonds	23,804	-	23,804
Other receivables: DFI	-	6	6
Total assets	26,639	6	26,645
Liabilities
Current Liabilities
Financial Debt: DFI	-	33	33
Total Liabilities	-	33	33

December 31, 2021	Level 1	Level 2	Total
Assets
Current Assets
Mutual Funds (1)	5,925	-	5,925
Investments: Government bonds	12,422	-	12,422
Total assets	18,347	-	18,347
Liabilities
Current Liabilities
Financial debt: DFI	-	215	215
Total Liabilities	-	215	215

(1) are included in Cash and cash equivalents, Investments and Guarantee of financial operations included in Other receivables.

The methods and assumptions used to estimate the fair values of each class of financial instrument above are detailed on Note 22 to annual financial statements as of December 31, 2021.

The Company also has certain financial instruments that are not measured at fair value for which the book value approximates their fair value, except for:

Financial Debt

As of March 31, 2022, fair value of financial debt is as follows:

	Carrying Value	Fair Value

Notes	156,001	160,976
Other financial debts	142,480	136,641
	298,481	297,617

The fair value of the financial debt was assessed as follows:

a)	The fair value of Notes traded in active markets was measured based on quoted market prices at the end of the reporting period. As a result, its valuation classifies as Level 1.

b)	The fair value of Notes that are not traded in an active market was measured based on quotes provided by first-tier financial entities, so their valuation qualifies as Level 2.

c)	Fort the rest of the financial debt, the fair values were calculated based on cash flows discounted using a current lending rate, so as they are classified as level 3.

NOTE 19 – PURCHASE COMMITMENTS

The Company has entered into various purchase commitments with domestic and foreign suppliers amounting to approximately $118,177 as of March 31, 2022 (of which $23,322 corresponds to PP&E commitments).

NOTE 20 – EQUITY

(a)	Capital Stock

As of March 31, 2022 and December 31, 2021, the capital stock of Telecom Argentina amounts to $2,153,688,011, represented by the same number of common book-entry shares with nominal value of $1 peso, as detailed below:

Class of Shares	Total
Class “A”	683,856,600
Class “B”	628,058,019
Class “C”	106,734
Class “D”	841,666,658
Total	2,153,688,011

TELECOM ARGENTINA S.A.

As of the date of these unaudited consolidated financial statements, all the shares of Telecom Argentina are authorized by the CNV for public offering.

Class B Shares are listed and traded on the leading companies’ panel of the BYMA and the American Depositary Shares (ADS) representing 5 Class “B” shares of the Company are traded on the NYSE under the symbol TEO.

NOTE 21 – REVENUES

	Three-month period ended March 31,
	2022	2021
Mobile Services	45,377	47,312
Internet Services	26,439	27,082
Cable Television Services	21,784	25,946
Fixed and Data Services	14,821	18,354
Other services revenues	957	918
Subtotal Services revenues	109,378	119,612
Equipment revenues	7,994	8,424
Total Revenues	117,372	128,036

NOTE 22 – OPERATING EXPENSES

Operating expenses disclosed by nature of expense amounted to $116,115 and $119,680 for the three-month period ended March 31, 2022 and 2021, respectively. The main components of the operating expenses are the following:

	Three-month period ended March 31,
	2022	2021
Employee benefit expenses and severance payments	Profit (loss)
Salaries, social security expenses and benefits	(22,561)	(22,394)
Severance indemnities	(1,352)	(1,000)
Other employee expenses	(305)	(385)
	(24,218)	(23,779)
Fees for services, maintenance, materials and supplies
Maintenance and materials	(6,961)	(8,270)
Fees for services	(5,493)	(5,953)
Directors and Supervisory Committee’s fees	(78)	(225)
	(12,532)	(14,448)
Taxes and fees with the Regulatory Authority
Turnover tax	(4,336)	(4,734)
Regulatory Entity Fees	(2,297)	(2,412)
Municipal taxes	(1,233)	(1,384)
Other taxes and fees	(1,109)	(1,428)
	(8,975)	(9,958)
Cost of equipment and handsets
Inventory balance at the beginning of the year	(3,991)	(6,966)
Plus:
Purchases	(4,909)	(6,007)
Other	262	422
Less:
Inventory balance at the end of the period	2,627	6,483
	(6,011)	(6,068)
Other operating expenses
Provisions	(447)	(226)
Rental and internet capacity	(728)	(872)
Energy, water and other services	(1,938)	(2,035)
Other	(1,124)	(1,255)
	(4,237)	(4,388)
Depreciation, amortization and impairment of fixed assets
Depreciation of PP&E	(29,954)	(30,831)
Amortization of intangible assets	(4,298)	(4,528)
Amortization of rights of use assets	(2,962)	(2,775)
Impairment of fixed assets	(2,220)	(112)
	(39,434)	(38,246)

TELECOM ARGENTINA S.A.

Operating expenses, disclosed per function are as follows:

Concept	Operating costs	Administration costs	Commercialization costs	Total 03.31.2022	Total 03.31.2021
Employee benefit expenses and severance payments	(14,459)	(3,663)	(6,096)	(24,218)	(23,779)
Interconnection costs and transmission costs	(3,587)	-	-	(3,587)	(4,953)
Fees for services, maintenance, materials and supplies	(5,917)	(2,518)	(4,097)	(12,532)	(14,448)
Taxes and fees with the Regulatory Authority	(8,793)	(109)	(73)	(8,975)	(9,958)
Commissions and advertising	-	(56)	(6,369)	(6,425)	(6,797)
Cost of equipment and handsets	(6,011)	-	-	(6,011)	(6,068)
Programming and content costs	(7,497)	-	-	(7,497)	(9,435)
Bad debt expenses	-	-	(3,199)	(3,199)	(1,608)
Other operating expenses	(2,931)	(584)	(722)	(4,237)	(4,388)
Depreciation, amortization and impairment of fixed assets	(30,245)	(5,631)	(3,558)	(39,434)	(38,246)
Total as of 03.31.2022	(79,440)	(12,561)	(24,114)	(116,115)
Total as of 03.31.2021	(83,745)	(12,526)	(23,409)		(119,680)

NOTE 23 – FINANCIAL RESULTS, NET

	Three-month period ended March 31,
	2022	2021
	Profit (loss)
Interests on financial debts (*)	(263)	(4,014)
Foreign currency exchange gains (losses) on financial debts (**)	14,766	8,991
Total Debt financial expenses	14,503	4,977
Gains (losses) on operations with notes and bonds	(2,657)	(537)
Other exchange differences (***)	(58)	3,570
Other interests, net and other investments results	419	(651)
Other taxes and bank expenses	(1,127)	(1,208)
Financial expenses on pension benefits	(118)	(116)
Financial discounts on assets, debts and others	(542)	(1,017)
RECPAM	11,920	5,484
Total other financial results, net	7,837	5,525
Total financial results, net	22,340	10,502

(*) Includes ($63) and ($146) corresponding to net losses generated by DFI in the three-month period ended March 31, 2022 and 2021, respectively.

(**) Includes ($310) and ($548) corresponding to net losses generated by DFI in the three-month period ended March 31, 2022 and 2021, respectively.

(***) Includes $127 corresponding to income related to decreases in financial assets at amortized cost in the three-month period ended March 31, 2021.

NOTE 24 - BALANCES AND TRANSACTIONS WITH COMPANIES UNDER SECTION 33 - LAW No. 19,550 AND RELATED PARTIES

a)	Controlling Company

CVH is the controlling company of Telecom Argentina, holding directly and indirectly 28.16% of the capital stock of the Company. Additionally, both VLG S.A.U. (company controlled by CVH) and Fintech Telecom, LLC, contributed to the Voting Trust, according to the Shareholders’ Agreement, shares representing 10.92% of the capital of the Company, respectively, so the shares subject to such agreement represent 21.84% of the capital of the Company (the “Shares in Trust”).

According to the Voting Trust Agreement, the trustee appointed by CVH must vote the Shares in Trust as instructed or voted by CVH with respect to all issues except in respect of certain matters subject to veto under the Shareholders’ Agreement.

For further details on the Voting Trust Agreement and the Shareholders’ Agreement, see Note 27 to the consolidated financial statements as of December 31, 2021.

b)	Related Parties

For the purposes of these unaudited consolidated financial statements, related parties are those individuals or legal entities which are related to Telecom in terms of IAS 24.

TELECOM ARGENTINA S.A.

c)	Balances with Companies under section 33 - Law No. 19,550 and Related Parties

●	Companies under section 33 - Law No. 19,550 – Associates

CURRENT ASSETS	March 31,	December 31,
Trade receivables	2022	2021
Ver TV	1	1
	1	1
Other receivables
La Capital Cable	250	258
Ver TV	2	2
	252	260
CURRENT LIABILITIES
Trade payables	1	-
TSMA	1	-

●	Related parties

CURRENT ASSETS	March 31,	December 31,
Trade receivables	2022	2021
Other Related parties	188	210
	188	210
Other receivables
Other Related parties	4	6
	4	6
CURRENT LIABILITIES
Trade payables
Other Related parties	1,182	1,406
	1,182	1,406

d)	Transactions with Companies under section 33 - Law No. 19,550 and related parties

●	Companies under section 33 - Law No. 19,550– Associates

	Transaction	Three-month period ended March 31,
		2022	2021
		Profit (loss)
		Revenues
La Capital Cable	Services revenues and other revenues	11	11
Ver TV	Services revenues and other revenues	2	2
		13	13
		Operating costs
La Capital Cable	Fees for services	(30)	(25)
		(30)	(25)

●	Related Parties

	Transaction	Three-month period ended March 31,
		2022	2021
		Profit (loss)
		Revenues
Other Related parties	Services and advertising revenues	75	84
		75	84
		Operating costs
Other Related parties	Programming costs	(1,066)	(1,191)
Other Related parties	Editing and distribution of magazines	(222)	(270)
Other Related parties	Advisory services	(136)	(150)
Other Related parties	Advertising purchases	(84)	(126)
Other Related parties	Other purchases and commissions	(51)	(43)
		(1,559)	(1,780)

The transactions discussed above were made by Telecom under the same conditions than would have been obtained from unaffiliated third parties. When Telecom’s transactions represented more than 1% of its total shareholders’ equity, they were approved according to Law No. 26,831, the Bylaws and the Executive Committees’ Faculties and Performance Regulation.

NOTE 25 – RESTRICTIONS ON DISTRIBUTION OF PROFITS

Under the LGS, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year in accordance with the statutory books, plus/less previous years’ adjustments and accumulated losses must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock) plus inflation adjustment of common stock.

TELECOM ARGENTINA S.A.

NOTE 26 – IMPACT OF CORONAVIRUS IN TELECOM

On March 11, 2020, the World Health Organization (WHO) declared Covid-19 a global pandemic. Since these situation, in Argentina, the National Government implemented diverse measures throughout 2020 and 2021 fiscal years, among which the following stand out: (i) Mandatory and Preventive Social Isolation from March 20, 2020, which only allowed the movement of individuals involved in the provision/production of essential services and products, among them, the provision of telecommunication services; (ii) Mandatory and Preventive Social Distancing, in which the provision of telecommunication services remained considered as “essential”; (iii) decreases/restrictions in accordance with the slowdown/acceleration of the community circulation of the virus in each period.

The implemented measures implemented since the pandemic was declared did not directly affect Telecom’s operation as the provision of telecommunication services were considered as essential from the beginning.

During the first quarter of 2022, given that the levels of contagion have dropped considerably, the Ministry of Health of the Nation issued Resolution No. 705 that annulled Mandatory and Preventive Social Distancing, establishing general care recommendations for work, educational, social and in public transport, which include the use of the chinstrap (mouth cover) indoors and the ventilation of environments.

However, the ultimate effects of Covid-19 and its impact on the global and local economy are still unknown. Governments may issue stricter measures, which cannot be predicted at this stage.

The Company’s Board of Directors and the Crisis Committee continue monitoring the evolution of the situation and taking the necessary measures to preserve human life and the sustainability of Telecom’s businesses.

NOTE 27 – RECENT DEVELOPMENTS CORRESPONDING TO THE THREE-MONTH PERIOD ENDED MARCH 31, 2022

1.	Regulatory issues

a)	Decree No. 690/20 - Amendment to the LAD

On August 22, 2020, the PEN issued Decree No. 690/20 (“Decree N° 690/20”) amending the LAD. Decree No. 690/20 declared ICT services (which includes fixed and mobile telephony services, cable television and Internet) as well as access to telecommunications networks for and between licensees as “essential and strategic competition public services”, and empowered the ENACOM to ensure accessibility.

Decree No. 690/20 further established that the prices of: (i) the essential and strategic competition public ICT services, (ii) the prices of those services provided in accordance with the Universal Service and (iii)the prices of those services determined by the ENACOM for public interest reasons, shall be regulated by ENACOM.

Moreover, Decree No. 690/20 established that ENACOM is the agency responsible for the enactment of any regulation related to the ICT’s PBU.

Finally, Decree No. 690/20 suspended any price increases or changes set or announced by the ICT’s licensees from July 31, 2020 to December 31, 2020.

Decree No. 690/20 has been ratified by the Argentine Congress under Law No. 26,122 and has been regulated through ENACOM Resolutions No. 1,466/20 and 1,467/20.

Resolution No. 1,466/20 allowed ICT licensees providing Internet access services, subscription broadcasting services through physical, radio-electric or satellite link, fixed telephony services and mobile telecommunications services -in all cases in their different and respective modalities- to increase retail prices for services up to 5% during January 2021. In order to establish the percentages approved, licensees must consider the prices effective as of July 31, 2020 as the price of reference. Such Resolution also provides that ICT Services Licensees may request a higher increase on an exceptional basis in accordance with the provisions of Section 48 of the LAD.

Resolution No. 1,467/20 regulated the Compulsory Universal Telecommunication Service (“PBU”) provided by Decree No. 690/20 for the different services provided by ICT licensees, establishing the price and the characteristics of each service plan, namely:

●	PBU-SBT: Compulsory Universal Provision of Basic Fixed Telephony Service;

●	PBU-SCM: Compulsory Universal Provision of Basic Mobile Communication Service;

●	PBU-I: Compulsory Universal Provision of Basic Internet Access Value Added Service;

●	PBU-TP: Compulsory Universal Basic Provision of subscription television services by physical or radio-electric or satellite link.

TELECOM ARGENTINA S.A.

The Company began to implement an increase in prices as from January 2021, in order to match the increase in its costs due to the inflation. Nevertheless, it failed to transfer to the price of its services the inflation accumulated in the period March-December 2020, as a result of different measures provided by the PEN. Additionally, the Company initiated legal proceedings before the Federal Court of Appeals on Administrative Litigation Matters challenging the constitutionality of Decree No. 690/20 and the aforementioned ENACOM Resolutions, which was notified to the PEN on October 7, 2021.

In this context, the Company sought to obtain a precautionary measure suspending the application of the aforementioned ENACOM regulations and Decree No. 690/20. On January 29, 2021, the Company´s petition was denied and the precautionary measure rejected. The Company appealed such decision and, on April 30, 2021, the Chamber of the Federal Court of Appeals on Administrative Litigation Matters decided by majority to accept the Company’s appeal, revoke the first instance court’s decision and, consequently, grant the preliminary injunction requested by the Company, ordering the suspension of the effects of sections 1, 2, 3, 4, 5 and 6 of Decree No. 690/20 and of ENACOM resolutions provided as a consequence and their non-applicability to the Company. This preliminary injunction was initially granted for a period of six months and then extended for an additional six-month period until April 21, 2022, and an additional six-month period until October, 2022. As supported by the preliminary injunction granted, the Company increased the prices of its services in order to continue to match the increase in its costs due to the inflation.

In reaching its decision, the Court considered, that the “configuration of circumstances prima facie lead to serious and founded questioning of Decree 690/2020’s reasonability standard and legitimacy and of ENACOM’s resolutions adopted as a consequence, due to the direct adverse effects they have on Telecom Argentina’s property rights, which derive from Information and Communication Technology services provision, under a free competition system, ruled, authorized and granted (depending on the case), by the National State itself”.

The PEN and ENACOM filed appeals against the aforementioned decision of the Federal Court of Appeals on Administrative Litigation Matters, which were denied on June 18, 2021.

On June 29, 2021, the PEN and ENACOM filed an appeal before the Argentine Supreme Court of Justice. As of the date of these consolidated financial statements, a decision on these legal proceedings remains is pending.

Additionally, on March 18, 2022, the Federal Administrative Court of Appeals – Chamber II, obtained the first instance resolution dated October 21, 2021 that had extended the term of the precautionary measure. Against said ruling, both the PEN and the ENACOM filed extraordinary appeals, which are being substantiated.

The Company, with the assistance of its legal advisors, is analyzing the actions that may be necessary in order to protect its rights. The Company’s Management and its legal advisors, consider that the Company has solid legal arguments to support its position and that there is a reasonable likelihood that this matter will result in a favorable outcome for the Company, notwithstanding the fact that at this stage it is not possible to predict the final outcome of the claim.

Preliminary injunction requested by “Asociación Civil de Usuarios Bancarios Argentinos” (“ACUBA”)

On January 27, 2021, the Company was served with notice of a preliminary injunction granted by the Civil and Commercial Court No. 10 of Mar del Plata obtained by ACUBA in the aforementioned case, which ordered the Company to roll back the tariffs of broadcasting services subscriptions, Internet access services, fixed telephony services and mobile telecommunications services to those of December 2020, which could only be increased up to 5% as authorized by the ENACOM, and maintain such tariffs until any modification is resolved. Telecom challenged the preliminary injunction for lack of jurisdiction, and requested that the resolution granting the preliminary injunction be declared null. The Company argued that a preliminary injunction obtained by a representative of the industry of the Province of Córdoba from the federal courts of the province expressly suspended the application of Decree No. 690/20, Decree No. 311/20 and prohibited the ENACOM from issuing any subsequent resolutions.

On December 6, 2021, the Court ordered the joinder of the file with the one in re “Asociación de Consumidores de Argentina UCA v. AMX Argentina and other on Proceeding leading to a declaratory judgment”, pending before Federal Court on Administrative Litigation Matters No. 6 of the Autonomous City of Buenos Aires.

The Company, with the assistance of its legal advisors, is analyzing the actions that may be necessary in order to protect its rights.

Preliminary injunction requested by a representative of the industry of the Province of Córdoba

On February 2, 2021, the Company was informed by “Asociación Argentina de Televisión por Cable” (“ATVC”), that a preliminary injunction requested by a representative of the cable television industry of the Province of Córdoba was granted ordering the suspension of Decree N° 690/20, of Decree N° 311/20 and of all measures adopted as a result of those decrees. The court also ordered the PEN and the ENACOM to refrain from issuing or pursuing any subsequent measures based on such decrees, until a final court decision is rendered.

ATVC also informed that, pursuant to the court’s indications, the regulatory authority should refrain from issuing regulations related to Decree No. 690/20 or enforcing the regulations previously issued, which are generally suspended.

TELECOM ARGENTINA S.A.

The file was forwarded to the Federal Contentious Administrative Court No. 8 by virtue of the competence dictated by said Court as a result of an inhibitory request. Likewise, the appeal filed by the National State against the granting of the precautionary measure is pending of resolution.

Preliminary injunction requested by “Catrie Televisora Color S.R.L. v./ Estado Nacional re./ Acción meramente declarativa de inconstitucionalidad”

On March 31, 2021, the Company was informed by ATVC, that a preliminary injunction requested by a representative of the cable television industry in the case Catrie Televisora Color S.R.L. v./ Estado Nacional re./ Acción meramente declarativa de inconstitucionalidad” (File No. 858/21), pending before the Federal Court of Córdoba No. 1, ATVC requested joint litigation, under the terms of Art. 90 inc. 2 of the National Civil and Commercial Procedure Code, requiring collective legitimacy, on behalf of the associated companies, and required the extension of the preliminary injunction issued in such case.

Likewise, on that date ATVC was notified of the resolution of the Federal Court of Córdoba No. 1 of March 30, 2021, which provided, in File. No. 858/21, the following summary: 1) grant the request for intervention of a third party made by ATVC; 2) direct the process as a collective process; 3) delimit the class affected to the cable and ICT services industries that are associated with ATVC; and 4) order the National Government the suspension of Decree No. 690/20, as well as all measures adopted as a result of that decree. The court also ordered the PEN and the ENACOM to refrain from issuing or pursuing any subsequent measures based on such decree, until a final court decision is rendered, in relation to all the certified class companies of this process.

Currently the file – by virtue of having declared the jurisdiction of the Contentious-Administrative jurisdiction of the Federal Capital – is in the Federal Administrative Litigation Appeals Chamber of the Federal Capital, Room II. At the moment, a decision is pending on the appeals filed by the ENACOM against the granting of the precautionary measure by which the application and execution of the mentioned decrees were suspended, and the PEN and ENACOM must refrain from issuing and carrying out any act related to the mentioned regulations, until a final judgment is issued, as well as the appeal against the return effect with which the appeal to said precautionary measure was granted.

b)	Spectrum incorporated to the Company under the corporate reorganizations of Telecom and the merger with Cablevisión

In December 2017, the Company was served with ENACOM Resolution No. 5,644-E/2017, whereby that agency decided, among other things, to authorize the transfer in favor of Telecom Argentina of the authorizations and permits to use frequencies and allocations of numbering and sign-posting resources to provide the services held by Cablevisión, pursuant to effective regulations, and the agreement executed by Nextel Communications Argentina S.R.L. on April 12, 2017 (IF-2017-08818737-APN-ENACOM#MCO), whereby Telecom Argentina, in its capacity as absorbing company of Cablevisión, shall, within a term of two years as from the date on which the merger was approved by the CNDC and the ENACOM, return the radio-electric spectrum that exceeds the limit set under Section 5 of Resolution No. 171-E/17 issued by the Ministry of Communications.

During 2019 Telecom Argentina proceeded with a partial return of the radio-electric spectrum that exceeds the limit set (40 Mhz).and completed it in March 2022 (40 Mhz).

Moreover, on March 15, 2022, the ENACOM issued Resolution No. 419/2022 through which it accepted the return of spectrum by Telecom Argentina under the terms of ENACOM Resolution No. 5644-E/2017.

2.	Corporate issues

a)	Irrevocable contribution in cash to Micro Sistemas

On March 9, 2022, Telecom made an irrevocable contribution in cash for the future subscription of shares of Micro Sistemas, for a total amount of $712 million. On March 22, 2022 Telecom has partially integrated $300 million, and the remaining $412 million is to be integrated on June 1, 2022, remaining pending as of the date of this financial statements the resolution of the General Extraordinary Shareholders’ Meeting of Micro Sistemas on this capitalization.

b)	Offers for Irrevocable Call Option on the minority Shares of Open Pass S.A.

On December 29, 2021, the subsidiary Micro Sistemas received from two shareholders of Open Pass S.A. (a company that provides IT services related to software development and maintenance, with which Micro Sistemas has a contract for the use and development of the electronic wallet platform) offers for irrevocable call options for a total of 6,999,580 of the shares (representing 15% of total Open Pass S.A. capital stock). On January 4, 2022 Micro Sistemas accepted the offers by paying US$700,000 as consideration for the granting of said purchase options.

The call options could be exercised by Micro Sistemas, at its sole discretion, during a period of twelve (12) months from the date of acceptance.

TELECOM ARGENTINA S.A.

The call options include, together with the shares, the assignment and transfer of all the economic and political rights inherent therein. If the options are exercised, the price to be paid for the shares has been determined at US$7,500,000.

As of March 31, 2022 the call options were not executed.

NOTE 28 – SUBSEQUENT EVENTS TO MARCH 31, 2022

a)	Provisions of the Telecom Ordinary and Extraordinary Shareholders’ meeting

The Ordinary and Extraordinary Shareholders’ meeting of Telecom held on April 27, 2022 decided, among other issues, the following:

(i)	to approve the Annual Report and the financial statements of Telecom as of December 31, 2021;

(ii)	to approve the Board of Directors’ proposal expressed in current currency of March 31, 2022 using the National Consumer Price Index (National CPI), as provided by CNV Resolution No. 777/18, consisting in: (i) in respect to the unallocated retained earnings as of December 31, 2021 of $10,056,956,479 Argentine pesos, to allocate $502,847,824 Argentine pesos to “Legal Reserve”, (ii) to allocate $9,554,108,655 Argentine pesos to the “Facultative Reserve to maintain the capital investments level and the current level of solvency”, and (iii) the reclassification of $18,817,248,927 Argentine pesos from the “Facultative Reserve to maintain the capital investments level and the current level of solvency” to the “Contributed Surplus”;

(iii)	approved to delegate to the Board of Directors the power to cancel before June 30, 2022 the “Facultative Reserve to maintain the capital investments level and the current level of solvency” in an amount such that it allows distributing a combination of Global Bonds 2030 and Global Bonds 2035 as non-cash assets dividends for a market value at the date of determination of its value of up to $41,000 million.

(iv)	to extend for 5 years the term of the Notes Global Program for a maximum outstanding amount of US$3,000 million or its equivalent in other currencies.

b)	Provisions of the Núcleo General Ordinary Shareholders’ meeting

The Núcleo General Ordinary Shareholders’ meeting held on April 21, 2022, among other issues, approved the distribution of dividends of 150,000 million of Guaraníes (equivalent to approximately $2,473 as of the date of the meeting), corresponding to Unallocated earnings from previous years, of which 101,250 million of Guaraníes (equivalent to approximately $1,669) correspond to Telecom and 45,500 million of Guaraníes (equivalent to approximately $804) correspond to the non-controlling shareholder. The mentioned dividends will be available to shareholders in two installments, the first one during May 2022 and the second one during October 2022.

Carlos Moltini
Chairman of the Board of Directors

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF MARCH 31, 2022

(In millions of Argentine pesos or as expressly indicated)

1.	General considerations

As required by CNV regulations, the Company has prepared its unaudited consolidated financial statements as of March 31, 2022 under IFRS.

As provided under Resolution No. 777 issued by the CNV on December 28, 2018, this Report discloses the comparative balances for the three-month period ended March 31, 2021, restated to current currency as of March 31, 2022.

The table below shows the evolution of the National Consumer Price Index (National CPI with the characteristics identified in Note 1.d) to the unaudited consolidated financial statements) of the last two years and as of March 31, 2022 and 2021 according to official statistics (INDEC) and the Banco Nación U.S. dollar exchange rate used for the preparation of this operating and financial review and prospects and the accompanying financial statements:

	As of December 31, 2020	As of March 31, 2021	As of December 31, 2021	As of March 31, 2022

National Consumer Price Index (December 2016=100)	385.88	435.87	582.46	676.06

Variation in Prices
Annual	36.1%	42.6%	50.9%	55.1%
Accumulated 3 months	n/a	13.0%	n/a	16.1%

Banco Nación US$/$ exchange rate	84.15	92.00	102.72	111.01

Variation in the exchange rate
Annual	40.5%	42.7%	22.1%	20.7%
Accumulated 3 months	n/a	9.3%	n/a	8.1%

2.	Telecom’s activities for the three-month period ended March 31, 2022 (“1Q22”) and 2021 (“1Q21”)

			Variation
	1Q22	1Q21	$	%
Revenues	117,372	128,036	(10,664)	(8.3)
Employee benefit expenses and severance payments	(24,218)	(23,779)	(439)	1.8
Interconnection and transmission costs	(3,587)	(4,953)	1,366	(27.6)
Fees for services, maintenance, materials and supplies	(12,532)	(14,448)	1,916	(13.3)
Taxes and fees with the Regulatory Authority	(8,975)	(9,958)	983	(9.9)
Commissions and advertising	(6,425)	(6,797)	372	(5.5)
Cost of equipment and handsets	(6,011)	(6,068)	57	(0.9)
Programming and content costs	(7,497)	(9,435)	1,938	(20.5)
Bad debt expenses	(3,199)	(1,608)	(1,591)	98.9
Other operating expenses	(4,237)	(4,388)	151	(3.4)
Depreciation, amortization and impairment of fixed assets	(39,434)	(38,246)	(1,188)	3.1
Operating income	1,257	8,356	(7,099)	(85.0)
Earnings from associates	120	127	(7)	(5.5)
Financial costs	14,503	4,977	9,526	n/a
Financial results, net	7,837	5,525	2,312	41.8
Income before income tax expense	23,717	18,985	4,732	24.9
Income tax	28	(5,007)	5,035	n/a
Net income	23,745	13,978	9,767	69.9

Attributable to:
Controlling Company	23,526	13,558	9,968	73.5
Non-controlling interest	219	420	(201)	(47.9)
	23,745	13,978	9,767	69.9

Basic and diluted earnings per share attributable to the Controlling Company (in pesos)	10.92	6.30

In relation to the economic performance, Adjusted EBITDA totaled $40,691 million, representing 34.7% of consolidated revenues. As a result of the Company’s investment plan, depreciation and amortization totaled $39,434 million, consequently, the operating income for 1Q2022 amounted to $1,257 million. Additionally, financial results and income tax were positive and amounted to $22,340 million and $28 million, respectively, consequently, net income amounted to $23,745 million.

I

●	Revenues

			Variation
	1Q22	1Q22	$	%
Mobile Services	45,377	47,312	(1,935)	(4.1)
Internet Services	26,439	27,082	(643)	(2.4)
Cable Television Services	21,784	25,946	(4,162)	(16.0)
Fixed and Data Services	14,821	18,354	(3,533)	(19.2)
Other services revenues	957	918	39	4.2
Subtotal Services revenues	109,378	119,612	(10,234)	(8.6)
Equipment revenues	7,994	8,424	(430)	(5.1)
Total Revenues	117,372	128,036	(10,664)	(8.3)

During 1Q22 consolidated revenues showed a decrease of 8.3% (-$10,664 vs. 1Q21) amounting to $117,372.

Albeit the greater demand for services, consolidated revenues decreased mainly because the rate of inflation for the last twelve months amounted to 55.1% and the Company did not transfer a portion of this effect to its prices as a consequence of the different measures provided by the National Government.

Services revenues amounted to $109,378 in 1Q22 (-8.6% vs. 1Q21) and represent 93.2% of consolidated revenues. Mobile Services revenues amounted to $45,377 in 1Q22 (-$1,935 vs. 1Q21), Internet Services revenues amounted to $26,439 in 1Q22 (-$643 vs. 1Q21), Cable Television Services revenues amounted to $21,784 in 1Q22 (-$4,162 vs. 1Q21) and Fixed and Data Services revenues amounted to $14,821 in 1Q22 (-$3,533 vs. 1Q21). Equipment revenues decreased 5.1%, amounting to $7,994 in 1Q22 and represent 6.8% of total consolidated revenues.

Consolidated Revenues include $6,792 and $48,915 in 1Q22 and 1Q21, respectively, related to the effect generated by the restatement in current currency as of March 31, 2022.

Mobile Services

Mobile Services revenues amounted to $45,377 (-$1,935 or -4.1% vs. 1Q21), being the main business in term of service revenues (41.5% and 39.6% of services revenues in 1Q22 and 1Q21, respectively).

The effect generated by the restatement in current currency as of March 31, 2022 included in mobile services revenues amounted to $2,610 and $18,058 in 1Q22 and 1Q21, respectively.

Mobile services revenues in Argentina amounted to $41,529 (-$599 or -1.4% vs. 1Q21), due to a decrease in the ARPU, partially offset by an increase of 7.3% in the number of customers.

Mobile services customers in Argentina amounted to 20.2 million and 18.8 million as of March 31, 2022 and 2021, respectively. The main ratios related to the services provided to these customers were:

●	As of March 31, 2022, 59% of total customers are prepaid customers, and 41% are postpaid customers, while, as of March 31, 2021, 58% of total customers were prepaid customers and 42% were postpaid customers.

●	Mobile Internet services revenues are equivalent to 86% of the total mobile services revenues in Argentina.

●	The monthly average revenue per user (“ARPU”) is $682.5 pesos per month in 1Q22 (vs. $753 pesos per month in 1Q21), representing a decrease of 9.4%. The effect generated by the restatement in current currency as of March 31, 2022 included in ARPU amounted to $37.7 pesos and $287.4 pesos in 1Q22 and 1Q21, respectively.

●	The average churn rate per month positioned into 2.3% in 1Q22 (vs. 1.4% average in 1Q21).

Regarding infrastructure, the Company continued to enhance the mobile Internet experience of its customers through the deployment of its 4G and 4G+ network throughout the country, reaching more than 14.5 million customers with 4G devices throughout the country. The traffic carried by 4G technologies in 1Q22 corresponds to 94% of the total traffic.

Likewise, the number and variety of mobile offers with more data services to improve the connectivity of our customers were deepened, expanding the benefits of the plans to increase performance and their use. In this scenario, the WiFi Pass service was launched, which allows customers who are also subscribed to Internet service to activate free of charge gigabytes for exclusive use to share Internet from their handsets with any other device, without consuming data from their original plan.

Mobile services revenues generated in Paraguay amounted to $3,848 (-$1,336 or -25.8% vs. 1Q21) due to decrease in ARPU in constant currency, partially offset by the appreciation of the Guaraní against the Argentine Peso.

The main ratios related to the mobile services in Paraguay were:

II

●	Núcleo’s mobile customers amounted to 2.2 million as of March 31, 2022. As of March 31, 2022, 81% of total customers consist of prepaid customers and 19% consist of postpaid customers. As of March 31, 2021, 83% of total customers consist of prepaid customers and 17% consist of postpaid customers.

●	The monthly ARPU amounted to $632.2 pesos per month in 1Q22 (vs. $788.6 pesos in 1Q21), representing a 19.8% decrease.

●	The average churn rate per month amounted to 2.9% in 1Q22 (vs. 3.4% in 1Q21).

Internet Services

Internet services revenues amounted to $26,439 in 1Q22 (-$643 or -2.4% vs. 1Q21) driven mainly by the 5.1% decrease in broadband ARPU, which amounted to $2,000.5 pesos in 1Q22 (vs. $2,107 pesos in 1Q21). The effect generated by the restatement in current currency as of March 31, 2022 included in ARPU amounts to $114.9 pesos and $810.9 pesos in 1Q22 and 1Q21, respectively.

It should be noted that customers with service of 50Mb or higher represent 74% and 61% of the total customer base as of March 31, 2022 and 2021, respectively. Within this range, there are customers who have plans of 100 Mb, 300 Mb and 1,000 Mb that as of March 31, 2022 amounted to 1,226,713, 220,609 and 10,443, respectively (+103.9% as a whole compared to 1Q21). This evidences the significant migration of clients with service of 50Mb to higher speeds in order to satisfy their demand for greater digitization.

Internet services subscriber base increased 1.6% in 1Q22 amounting to 4.2 million customers. Churn rate per month positioned into 1.5% and 1.3% as of March 31, 2022 and 2021, respectively.

The effect generated by the restatement in current currency as of March 31, 2022 included in Internet Services revenues amounts to $1,541 and $10,371 in 1Q22 and 1Q21, respectively.

Cable Television Services

Cable Television Services revenues amounted to $21,784 in 1Q22 (-$4,162 or -16% vs. 1Q21). The variation is mainly due to a 16.7% decrease in ARPU, amounting to $1,990.2 pesos in 1Q22 (vs. $2,389.6 pesos in 1Q21). The effect generated by the restatement in current currency as of March 31, 2022 included in ARPU amounts to $116 pesos and $919 pesos in 1Q22 and 1Q21, respectively.

Subscriber base in Argentina amounted to 3.3 million customers as of March 31, 2022, of which 1.2 million are subscribed to Flow. Churn rate per month of Cable television services positioned into 1.3% and 1.2% as of March 31, 2022 and 2021, respectively.

During 2021, Flow evolved with new facilities, innovative and quality content based on alliances with renowned national and international production companies. We incorporate Paramount+ and Star+, in addition to Netflix and Amazon Prime Video, making Flow one of Argentina’s leading entertainment comprehensive platforms. The services provided by Flow include TV, series, films and documentaries on demand and exclusive co-productions, as well as music and gaming. In addition, the consolidation of Esports as a locally consumed entertainment platform continued and will continue to grow as customer needs evolve.

The effect generated by the restatement in current currency as of March 31, 2022 included in Cable television services revenues amounts to $13,368 and $39,263 in 1Q22 and 1Q21, respectively.

Fixed Telephony and Data Services

Fixed Telephony and Data Services revenues amounted to $14,821 (-$3,533 or -19.2% vs. 1Q21).

The effect generated by the restatement in current currency as of March 31, 2022 included in Fixed and Data Services revenues amounts to $848 and $7,008 in 1Q22 and 1Q21, respectively.

The average monthly revenue billed per user (“ARBU”) of fixed telephony services amounted to $970.9 pesos in 1Q22 (vs. $914.4 pesos in 1Q21). The effect generated by the restatement in current currency as of March 31, 2022 included in ARBU amounts to $134.4 pesos and $350.1 pesos in 1Q22 and 1Q21, respectively.

The B2B segment developed new solutions to help companies to boost their business and continue to evolve digital transformation in this new context.

Additionally, the new security solution “Strengthening users” has been developed, which aims to reduce the risks of cybersecurity attacks on companies. This solution is intended to raise awareness of computer security, while measuring and analyzing the results to reduce the risks to which network users are exposed.

Equipment

Equipment revenues amounted to $7,994 (-$430 or -5.1% vs. 1Q21). This variation is mainly due to a decrease in handsets sold as compared to 1Q21 (-7%), partially offset by an increase in handset average sale prices as compared to 1Q21.

It is important to highlight that the Company, in terms of devices, continued to promote the updating of the handsets with financed offers and special discounts focused on the convergence of services.

III

The effect generated by the restatement in current currency as of March 31, 2022 included in Equipment revenues amounts to $483 and $3,196 in 1Q22 and 1Q21, respectively.

●	Operating costs (without depreciation, amortization and impairment of fixed assets)

Operating costs (without depreciation, amortization and impairment of fixed assets) amounted to $76,681 in 1Q22, which represents a decrease of $4,753 or -5.8% vs. 1Q21. These lower costs are related with the decrease in programming and content costs, fees for services, maintenance, materials and supplies, interconnection and transmission costs, taxes and fees with the Regulatory Authority, and commissions and advertising, partially offset by an increase in employee benefit expenses and bad debt expenses.

The effect generated by the restatement in current currency as of March 31, 2022 included in operating costs amounts to $5,724 and $32,235 in 1Q22 and 1Q21, respectively.

The operating costs breakdown is mainly as follows:

Employee benefit expenses and severance payments

Employee benefit expenses and severance payments amounted to $24,218 in 1Q22 (+$439 or +1.8% vs. 1Q21). The increase was mainly due to increases in salaries agreed by the Company with several trade unions for unionized employees, and also for non-unionized employees, together with related social security charges, and higher severance payments, partially offset by a decrease in net payroll of 3% vs 1Q21, amounting to 22,444 employees as of March 31, 2022.

The effect generated by the restatement in current currency as of March 31, 2022 included in employee benefit expenses and severance payments amounts to $1,441 and $9,141, as of 1Q22 and 1Q21, respectively.

Interconnection and transmission costs

Interconnection and transmission costs, which also includes charges for roaming, cost of international outbound calls and lease of lines and circuits, amounted to $3,587 in 1Q22 (-$1,366 or -27.6% vs. 1Q21). The decrease is mainly due to the new dynamics of the business that implies an optimization of links and sites partially compensated by an increase in the exchange rate in relation to the services fixed in US$.

The effect generated by the restatement in current currency as of March 31, 2022 included in interconnection and transmission costs amounts to $207 and $1,891 in 1Q22 and 1Q21, respectively.

Fees for services, maintenance, materials and supplies

Fees for services, maintenance, materials and supplies amounted to $12,532 in 1Q22 (-$1,916 or -13.3% vs. 1Q21). Fees for services decreased $607 vs. 1Q21 and fees for maintenance, materials and supplies decreased $1,309 vs. 1Q21.

The effect generated by the restatement in current currency as of March 31, 2022 included in fees for services, maintenance, materials and supplies amounts to $1,090 and $5,878 in 1Q22 and 1Q21, respectively.

Taxes and fees with the Regulatory Authority

Taxes and fees with the Regulatory Authority, including turnover tax, municipal taxes and other taxes and fees, decreased, amounting to $8,975 in 1Q22 (-$983 or -9.9% vs. 1Q21). This decrease corresponds mainly to the effect of lower revenues in 1Q22 vs. 1Q21. Taxes and fees with the Regulatory Authority represent 7.6% and 7.8% of consolidated revenues in 1Q22 and 1Q21, respectively.

The effect generated by the restatement in current currency as of March 31, 2022 included in taxes and fees with the Regulatory Authority amounts to $515 and $3,805 in 1Q22 and 1Q21, respectively.

Commissions and advertising

Commissions (including commissions paid to agents, collection commissions and other commissions) and advertising amounted to $6,425 in 1Q22 (-$372 or -5.5% vs. 1Q21). The decrease is mainly due to lower advertising services costs and a slight increase charges for agent commissions.

The effect generated by the restatement in current currency as of March 31, 2022 included in commissions and advertising amounts to $335 and $2,598 in 1Q22 and 1Q21, respectively.

Cost of equipment and handsets

Cost of equipment and handsets sold amounted to $6,011 in 1Q22 (-$57 or -0.9% vs. 1Q21). The variation is mainly due to a decrease in handsets sold, partially offset by an increase in the purchase prices of handsets, compared to 1Q21.

The effect generated by the restatement in current currency as of March 31, 2022 included in cost of equipment and handsets amounts to $1,057 and $2,766 in 1Q22 and 1Q21, respectively.

IV

Programming and content costs

Programming and content costs amounted to $7,497 in 1Q22 (-$1,938 or -20.5% vs. 1Q21), mainly due to operating efficiencies, partially offset by price increases in almost all signals.

The effect generated by the restatement in current currency as of March 31, 2022 included in programming and content costs amounts to $442 and $3,612 in 1Q22 and 1Q21, respectively.

Bad debt expenses

Bad debt expenses amounted to $3,199 (+$1,591 or +98.9% vs. 1Q21). Bad debt expenses represent 2.7% and 1.3% of total consolidated revenues in 1Q22 and in 1Q21, respectively. The increase is mainly due to the deterioration of the economic situation in Argentina, which has a direct impact on bad debt rates.

The effect generated by the restatement in current currency as of March 31, 2022 included in bad debt expenses amounts to $196 and $656 in 1Q22 and 1Q21, respectively.

Other operating expenses

Other operating expenses, which include provisions, energy and other public services, insurance, leases and internet capacity, among others, amounted to $4,237 (-$151 or -3.4% vs. 1Q21). The decrease is mainly due to lower energy costs, lower rentals and internet capacity charges, partially offset by higher provisions.

The effect generated by the restatement in current currency as of March 31, 2022 included in other operating expenses amounts to $441 and $1,888 in 1Q22 and 1Q21, respectively.

Depreciation, amortization and impairment of fixed assets

Depreciation, amortization and impairment of fixed assets amounted to $39,434 (+$1,188 or +3.1% vs. 1Q21). The increase is due to the impact of the amortization of the CAPEX subsequent to March 31, 2021 as a consequence of the adjusted investment plan that the Company is developing, partially offset by the effect of those assets that ended their useful life after that same date.

The effect generated by the restatement in current currency as of March 31, 2022 included in depreciation, amortization and impairment of fixed assets amounts to $25,194 and $27,132 in 1Q22 and 1Q21, respectively.

●	Operating income

Operating income amounted to $1,257 in 1Q22, representing +1.1% of consolidated revenues in 1Q22 (vs. +6.5% in 1Q21).

●	Financial results, net

			Variation
	1Q22	1Q21	$	%
Interests on financial debts	(263)	(4,014)	3,751	(93.4)
Foreign currency exchange gains on financial debts	14,766	8,991	5,775	64.2
Total debt financial expenses	14,503	4,977	9,526	191.4
Exchange differences on remaining items	(58)	3,570	(3,628)	(101.6)
(Losses) gains on operations with notes and bonds	(2,657)	(537)	(2,120)	n/a
Other interests, net and other investments results	419	(651)	1,070	n/a
RECPAM	11,920	5,484	6,436	117.4
Other	(1,787)	(2,341)	554	(23.7)
Total other financial results, net	7,837	5,525	2,312	41.8
Total financial results, net	22,340	10,502	11,838	112.7

We incurred in a financial gain, net of $22,340 in 1Q22 (vs. a gain of $10,502 in 1Q21). Financial Results, net in 1Q22 mainly include (i) foreign exchange gains measured in real terms of $14,708 as a result of a 8,1% devaluation of the Argentine peso against the US dollar vs. a 16.1% inflation (vs. a gain of $12,561 in 1Q21 – 9.3% devaluation of the Argentine peso against the US dollar vs. a 13% inflation), and the effect generated by the restatement in current currency, which amounted to a gain of $11,920 (vs. $5,484 in 1Q21). These effects are partially offset by losses of (i) operations with notes and bonds of $2,657, (ii) other financial results of $1,368, and (iii) interest on financial debts, measured in real terms, of $263 (vs. a loss of $4,014 in 1Q21).

●	Income tax

Telecom’s income tax charge includes the following effects: (i) the current tax payable pursuant to tax legislation applicable to Telecom and (ii) the effect of applying the deferred tax method on temporary differences arising out of the Company’s asset and liability valuation according to tax versus financial accounting criteria, including the income tax inflation effect.

V

Income tax amounted to $28 gain in 1Q22 vs. $5,007 loss in 1Q21. It includes the following effects: (i) current tax expenses, Telecom´s generated $10,967 tax expense in 1Q22 (vs. $161 in 1Q21), (ii) regarding the deferred tax in 1Q22, Telecom recorded a deferred tax gain of $10,995 (vs. a loss of $4,846 in 1Q21).

●	Net income

Telecom Argentina recorded a net income of $23,745 in 1Q22 (vs. a net income of $13,978 in 1Q21) and represents 20.2% of consolidated revenues (vs. 10.9% in 1Q21). Net income recorded in 1Q22 is mainly due to the financial gains, net amounting to $22,340 and the operating income amounting to $1,257.

Net income attributable to controlling shareholders amounted to $23,526 in 1Q22 vs. $13,558 in 1Q21.

●	Financial position, net

Consolidated financial position analysis
	March 31,	December
	2022	2021	Variation
Financial assets – current	46,593	35,558	11,035
Total financial assets	46,593	35,558	11,035

Financial debt – current	(80,375)	(75,293)	(5,082)
Financial debt - non current	(218,106)	(234,521)	16,415
Total financial debt	(298,481)	(309,814)	11,333

Financial debt, net - current	(33,782)	(39,735)	5,953
Financial debt, net - non current	(218,106)	(234,521)	16,415
Total financial debt, net	(251,888)	(274,256)	22,368

The consolidated financial position, net (that is: Cash and cash equivalents plus Financial investments and IFD less Financial debts) is debt and amounted to $251,888 as of March 31, 2022, which represents a decrease of $22,368 compared to December 31, 2021.

●	Capital expenditures (CAPEX) and Rights of use assets additions

CAPEX and Rights of use assets additions composition 1Q22 and 1Q21 is as follows:

	In millions of $		Variation
	1Q22	1Q21	$	%
PP&E	15,832	21,344	(5,512)	(25.8)
Intangibles assets	704	690	14	2.0
Total CAPEX	16,536	22,034	(5,498)	(25.0)
Rights of use assets	2,247	8,245	(5,998)	(72.7)
Total	18,783	30,279	(11,496)	(38.0)

The Company and its subsidiaries’ main PP&E CAPEX projects are related to the expansion of cable TV and internet services in order to improve the transmission and speed offered to customers; the deployment of 4G services to support the growth of mobile Internet services, improvement of the quality service together with the launch of innovative VAS services.

During 1Q22 Telecom continued with the expansion of transmission and transport networks to join the different access technologies. In order to continue bringing fiber optic to customers, we consolidated the deployment of the different fiber optic architectures (mainly FTTH – Fiber to the home), substantially improving the possibility of offering high speed services. This deployment encompassed residential and corporate customers, new neighborhoods, gated communities, high-rises and shopping centers. The FTTH networks, allowed us to expand coverage of our services and also provide greater capacity to our customers. Additionally, we continued with the deployment of 4G technology, to achieve increasing coverage and capacity in various cities of Argentina, through the settlement in new sites, together with replacement and modernization of existing sites. Likewise, we continued with our investments in the pricing, billing and customer relationship systems.

VI

3.	Summary of comparative consolidated statements of financial position

	March 31,
	2022	2021	2020	2019	2018
Current assets	86,564	110,292	142,484	128,962	134,560
Non-current assets	1,153,106	1,216,371	1,242,148	1,246,682	1,209,054
Total assets	1,239,670	1,326,663	1,384,632	1,375,644	1,343,614
Current liabilities	187,375	184,602	203,309	177,456	271,711
Non-current liabilities	391,817	446,723	439,189	355,827	220,860
Total liabilities	579,192	631,325	642,498	533,283	492,571
Equity attributable to the Controlling Company	650,675	683,665	731,109	830,666	841,042
Equity attributable non-controlling interest	9,803	11,673	11,025	11,695	10,001
Total Equity	660,478	695,338	742,134	842,361	851,043
Total liabilities and equity	1,239,670	1,326,663	1,384,632	1,375,644	1,343,614

4.	Summary of comparative consolidated income statements

	1Q22	1Q21	1Q20	1Q19	1Q18
Revenues	117,372	128,036	138,865	145,443	159,871
Operating costs	(116,115)	(119,680)	(126,108)	(130,694)	(127,260)
Operating income	1,257	8,356	12,757	14,749	32,611
Earnings from associates	120	127	203	338	256
Financial results, net	22,340	10,502	(3,372)	347	12,523
Income before income tax expense	23,717	18,985	9,588	15,434	45,390
Income tax	28	(5,007)	(3,746)	(11,237)	(7,983)
Net income	23,745	13,978	5,842	4,197	37,407
Other comprehensive income (loss), net of tax	(1,644)	84	(2,739)	(1,776)	(1,996)
Total comprehensive income	22,101	14,062	3,103	2,421	35,411
Attributable to Controlling Company	22,246	13,600	3,450	2,567	35,698
Attributable to non-controlling interest	(145)	462	(347)	(146)	(287)

5.	Summary of comparative consolidated statements of cash flow

	1Q22	1Q21	1Q20	1Q19	1Q18
Net cash flows provided by operating activities	36,753	42,740	35,687	50,918	44,393
Net cash flows used in investing activities	(37,834)	(21,435)	(25,596)	(27,687)	(9,905)
Net cash flows provided by (used in) financing activities	928	(4,062)	6,941	(5,924)	(19,820)
Net foreign exchange differences and RECPAM on cash and cash equivalents	(1,381)	(627)	(157)	2,040	1,292
Total cash and cash equivalents provided during the period	(1,534)	16,616	16,875	19,347	15,960

6.	Statistical data (in physical units in index-term)

	03.31.22	03.31.21	03.31.20	03.31.19	03.31.18
Cable TV Subscribers (i)	101.2%	100.8%	100.1%	97.6%	99.8%
Internet Access (ii)	104.3%	102.3%	100.3%	101.3%	100.4%
Fixed telephony services lines (ii)	81.5%	82.9%	84.9%	91.0%	98.6%
Personal Mobile telephony services lines (ii)	106.2%	99.0%	99.3%	95.6%	99.7%
Núcleo’s customers (ii)	100.0%	96.4%	98.9%	97.5%	98.2%

(i)	Base December 2013= 100

(ii)	Base December 2017= 100

7.	Consolidated ratios

	03.31.22	03.31.21	03.31.20	03.31.19	03.31.18
Liquidity (1)	0.46	0.60	0.70	0.73	0.50
Solvency (2)	1.14	1.10	1.16	1.58	1.73
Locked-up capital (3)	0.93	0.92	0.90	0.91	0.90

1)	Current assets/Current liabilities.

2)	Total equity/Total liabilities.

3)	Non-current assets/Total assets.

VII

8.	Outlook

In addition to the COVID 19 emergency complex scenario - which continues to present challenges in several regions - the world situation changed radically in these first months of the year as a result of the war unleashed in Eastern Europe. Beyond the humanitarian and international politics implications, Russia’s prolongation of war on Ukraine generates economic and financial turmoil worldwide due to the shortage of raw materials that are essential for agricultural and industrial production, which may lead to delays in the provision of inputs.

In addition to the impact of the epidemiological situation on the world economy and the geopolitical scenario posed by the war, Argentina has to face the effects generated by adverse macroeconomic variables, characterized by high inflation rates that generate uncertainties about the future of Argentine economy. A strong commitment of all sectors of society and greater public-private articulation will still be required to promote sustained growth in private employment and production.

Telecom’s economic-financial results, as those of other companies operating in the country, reflect the impact of the inflationary processes and exchange rate fluctuations, especially considering that our main source of income is in pesos, while our industry requires intensive dollarized investments for the deployment of infrastructure and development of systems.

In this sense, the economic scenario has forced us to strongly focus our management on achieving operational efficiencies to maintain the high levels of investments necessary, not only to grow but also to maintain the quality of service that we provide to our more than 30 million customers. And despite the complex local scenario, we continued to deploy a solid and ongoing investment plan, which has reached $5,000 million over the past 5 years, favored by the Company’s financial health and the credibility it generates in the local and international market for obtaining external financing.

The uncertainty for ICT services companies arising from the issuance of Decree No. 690/20, whereby the PEN declared that ICT services are considered as public services provided on a competitive basis, remains still.

Recently, different courts have considered the rule, which proposed an untimely, arbitrary and unnecessary change in the sector regulation, ordering the suspension of Decree No. 690/20 and the resolutions issued subsequently and derived from it. The preliminary injunctions that are repeated in various parts of the country cover virtually the entire ICT industry, both large operators and SMEs.

In Telecom´s case, the Chamber of the Federal Court of Appeals on Administrative Litigation Matters decided by majority to accept the Company’s appeal and granted the precautionary measure requested. The precautionary measure opportunely granted was extended for another six-month period in October, 2021, and again on April, 2022 for the same period.

In this way, Court ratify that the entire ICT industry must have the capacity to set its trade policies and prices. Maintaining and encouraging competition instead of setting artificial barriers is the only and best way for users to continue accessing to more and better services.

In Telecom we maintain our vision of continuing to consolidate ourselves as an ecosystem of digital services, which are leveraged on connectivity and supported by a digital and cultural transformation process focused on the experience of our customers, which we have given an extraordinary boost during the pandemic.

We continue to develop digital talent, aware that our evolution path from a network company to a platform and systems company requires the reskilling of our employees. We are using agile methodologies and fostering a collaborative leadership model, which allows us to generate a change of mindset that fits the company we are building, and which is also reflected in new digital business products and services, primarily with IoT, smarthome and Fintech solutions.

The new normal has enabled us to implement a new work experience for our employees, with a hybrid scheme of remote and in-person schedules, and a focus on welfare and a greater personal, family and work balance. Our employees can work from the Experience Centers, which are true spaces of sustainable co-working that promote working in tribes and enhancing collaborative learning initiatives with non-traditional formats, such as hackatons.

These initiatives underpin the construction of an attractive employment brand to boost talents in the ICT industry, which is fundamental to the development of the services linked to the digital economy.

We expect to continue our transformation process, consolidating our operating model and reaching new transformation milestones towards the full digitalization of our operations to become more efficient, agile and digital, to continue boosting the growth of digital economy and generating value for our customers.

Carlos Moltini
Chairman of the Board of Directors

VIII

CORPORATE INFORMATION

●	INDEPENDENT AUDITORS Price Waterhouse & Co S.R.L. (member of PricewaterhouseCoopers)

BYMA

	Market quotation ($/share)		Volume of shares
Quarter	High	Low	traded (in millions)
1Q21	206.65	157.00	4.5
2Q21	215.95	139.55	9.9
3Q21	196.45	173.75	9.0
4Q21	236.25	190.50	5.0
1Q22	235.05	192.5	3.6

NYSE*

	Market quotation (US$/ADS)		Volume of ADSs
Quarter	High	Low	traded (in millions)
1Q21	6.76	5.35	18.7
2Q21	6.52	4.40	36.4
3Q21	5.80	4.91	13.6
4Q21	5.60	4.85	8.1
1Q22	6.01	4.82	7.3

* Calculated at 1 ADS = 5 shares

●	INVESTOR RELATIONS for information about Telecom Argentina S.A., please contact:

In Argentina
Telecom Argentina S.A.
Investor Relations Division
General Hornos 690
(1272) Autonomous City of Buenos Aires
Argentina
https://inversores.telecom.com.ar/ar/es/contacto.html

Outside Argentina
JPMorgan Chase Bank N.A.
383 Madison Avenue, Floor 11.
New York, NY10179 Attn: Depositary Receipts Group Tel: +1 212 622 5935

●	INTERNET https://inversores.telecom.com.ar/es/informacion-general.html /

●	DEPOSIT AND TRANSFER AGENT FOR ADSs

JPMorgan Chase Bank N.A.
383 Madison Avenue, Floor 11
New York, NY10179
Attn: Depositary Receipts Group adr@jpmorgan.com – www.adr.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	May 13, 2022	By:	/s/ Fernando J. Balmaceda
			Name:	Fernando J. Balmaceda
			Title:	Responsible for Market Relations